EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Offering Page
Exhibit C: Subscription Agreement
Exhibit D: Certificate of Incorporation
Exhibit E: Bylaws
Exhibit F: Financial Statements
Exhibit G: Video Transcript

Offering Statement (<u>Exhibit A</u>)
May 26, 2026

UgenticAI, Inc.

Up to $4,300,000 of Class B Common Stock

UgenticAI, Inc. ("**Ugentic**", "**UgenticAI**" the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $4,300,000.00 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**") "), at a purchase price of $0.10 per Share on a best efforts basis as described in this Form C (this **"Offering"**). . The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2027 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, Jumpstart Micro, Inc dba Issuance Express (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities Corporation who serves as the escrow facilitator for this offering (the "**Escrow Agent**") throughout the offering. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.00	$70.00	$930.00
Target Offering Amount	$10,000.00	$700.00	$9,300.00
Maximum Offering Amount(5)	$4,300,000.00	$301,000.00	$3,999,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (7.0%) commission on cash proceeds received in the Offering, the Intermediary will also receive a through the termination date.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, A UTAH CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.ugenticai.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than on Issuance Express (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

UgenticAI Inc. (UgenticAI) is an early-stage artificial intelligence company developing enterprise-grade AI solutions that enable businesses to make real-time decisions from streaming data. UgenticAI works to acquire profitable AI companies and leverage our team's experience, domain expertise, and the power of network effects to help scale these companies into an enterprise-level ecosystem of AI solutions.

The Offering

Minimum Target Offering Amount	$10,000.00
Name of Securities	Class B Common Stock
Total Amount of the Securities Issued after Offering (if Target Offering Amount met)	320,000 (assumes 100,000 shares issued in exchange for cash plus 220,000 bonus shares)
Maximum Offering Amount	$4,300,000.00
Total Amount of the Securities Issued after Offering (if Maximum Offering Amount met)	137,600,000 (assumes 43,000,000 shares issued in exchange for cash plus 94,600,000 bonus shares)
Price Per Security	$0.10
Minimum Individual Purchase Amount	$1,000.00
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 30, 2027
Use of Proceeds	See the section entitled "Use of Proceeds"
Voting Rights	None.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The Company's executive officers and directors are as follows:

Name	Position	Term of Office (if indefinite, date appointed)	Approximate hours per week if part-time

Executive Officers:

Anik Singal	Chief Executive Officer	February 2025	Full time
Rich Ruggiero	Chief Financial Officer	February 2025	Full time
Directors:			
Anik Singal	Director	February 2025	Full time
Rich Ruggiero	Director	February 2025	Full time
Kevin Morris	Director	August 2025	Part time
Key Persons:			
Olga Geistfeld	Chief of Staff	February 2025	Full time
Erin Lawless	Vice President of Operations and Mergers and Acquisitions	May 2025	Full time
Allison Hoyt	Director of Media & Partnerships	June 2025	Full time

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Anik Singal, CEO & Director

Anik Singal is a serial entrepreneur with over 20 years of leadership experience, generating more than $150 million in digital sales and building a community of over 1.7 million followers. He is passionate about helping businesses scale in competitive industries like education, SaaS, publishing, and marketing. Anik is now leading Ugentic AI to build the world's largest Agentic AI incubator. Anik has been CEO of Ugentic since January 2025. He previously served as the CEO of Complily from January 2024 to April 2025, and has been in the role of CEO with (Expect Scale, Inc. (f/k/a Lurn, Inc.) since October 2002 through the present. In October 2023, the Federal Trade Commission (FTC) issued a final stipulated order against Lurn, Inc. and its CEO, Anik Singal, following allegations that they made baseless and misleading claims about potential earnings from their coaching programs. Under that order, Lurn and Singal were required to pay $2.5 million to the FTC, funds designated for refunding consumers harmed by the deceptive marketing. They are also permanently prohibited from making unsubstantiated claims regarding earnings, testimonials, or the profitability and risks associated with their services. For more details, you can view the official FTC case page under "Lurn" in their legal library. Anik has also been a board member with Tenacity watches and the Chairman for the Signal Foundation, roles which he held through August 2024.

Rich Ruggiero, CFO and Director

Rich Ruggiero has over 45 years of financial management experience, including 30+ years in CFO roles. He has advised over 50 companies, driving financial strategy, and has led major mergers and acquisitions. Rich has worked in high-growth phases, supporting the scaling of early-stage companies and large public organizations. Rich is currently the CFO for Expert Scale, Inc. (f/k/a Lurn, Inc.), a role that he has held since 2005.   He has been CFO of Complily since 2024 and CFO of Ugentic since 2025.

Kevin Morris, Director

Kevin Morris is the CEO and Founder of Atlas Rd, an advisory firm that helps companies raise capital via Regulation A, Regulation CF, and Regulation D. He has been in this role since October 2022. Before that, Kevin was CFO and a Director of Miso Robotics, overseeing the company's fundraising, finances and accounting. Kevin held the role of CFO at Miso Robotics from September 2019 to November 2022. Additionally, Kevin was CFO and President of Wavemaker Labs ("Vebu Labs") a robotics focused venture studio. Prior to this, from July 2014 to April 2019, he was the CFO and COO of Denim.LA, Inc., and managed the company's finances, operations, and customer service. He was formerly (from July 2014 to January 2016) a consultant to the company and became an employee in February 2016. Kevin is originally from Huntington Beach, California and received his bachelors in Applied Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. After attending the UCLA Anderson Graduate School of Management where he received his MBA, he worked for American Airlines as the head of pricing strategy for ancillary products and for the airline's Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin worked as the Vice-President of Sales for an Adidas licensee from February 2013 to June 2014, overseeing the global sales and marketing strategy for multiple Adidas sports categories.

Key Persons

Olga Geistfeld, Chief of Staff

Olga is currently the Chief of Staff of Ugentic, a position she has held since February 2025. Additionally, Olga is Chief of Staff at Complily, a position she has held since November 2024. Her notable achievements include leading the product development of Complily, from initial concept through successful launch. Olga is recognized for her data-driven decision-making approach and strong connections with our core leadership team. She focuses on building high-performing teams, streamlining operational execution, and consistently delivering measurable results.

Prior to that, Olga held a number of roles at Expect Scale, Inc. (f/k/a Lurn, Inc.), including Director of Sales Operations from May 2020 to January 2025. Throughout her tenure, she has led cross-functional teams, enhanced internal systems, and spearheaded key company initiatives.

Erin Lawless, Vice President of Operations and Mergers and Acquisitions

Erin Lawless serves as Vice President of Operations and M&A Execution at UgenticAI, bringing extensive expertise in scaling early-stage ventures, leading acquisitions, and building operational infrastructure in complex, fast-paced environments. She has held this position since May 2025.

Her role encompasses structuring and integrating acquisitions while driving cross-functional execution across subsidiary entities' KPIs. With her background as a practicing attorney, Erin combines legal rigor with operational fluency, enabling her to navigate high-stakes deals, streamline company formation, and implement scalable systems that accelerate growth. Her core strengths include translating strategic vision into actionable processes, bridging gaps between founders and functional teams, and shepherding new ventures from inception to market traction. Erin excels at the intersection of innovation, execution, and structure, making her instrumental in the growth incubator's mission to launch and scale transformative AI companies.

Prior to her role at the Company, Erin served as the Chief Investment Officer at Imagini Health from 2024 to May 2025 and Head of Legal & Operations at I-Map Biopharma from 2021 to May 2025.

Allison Hoyt, Director of Media & Partnerships

Allison brings over 16 years of experience as a growth strategist specializing in affiliate and performance marketing. Throughout her career, she has successfully managed multiple 7-figure product launches and revenue-focused campaigns across diverse market segments. She has been in her current role with UgenticAI since June 2025. Prior to that, she was Chief Marketing Officer at Blueprint Information Products from June 2022 to May 2025.

Her expertise lies in architecting high-converting funnels across high-ticket, low-ticket, and evergreen offers, consistently driving scalable ROI. Allison's core strengths include digital strategy development, conversion optimization, partner relations, and campaign execution. She is recognized for her ability to blend strategic vision with tactical implementation to deliver measurable growth results.

Peter Goldstein, Advisor

Peter Goldstein is a seasoned entrepreneur and capital markets expert with over 38 years of experience. Throughout his career, he has held pivotal roles including founder, CEO, chairman, investment banker, board member, investor, and advisor to public, private, and emerging growth companies. He currently serves as a part-time advisor to UgenticAI.

Peter's expertise spans equity and debt financing, strategic planning, compliance, and transaction structuring. His achievements include multiple successful exits of companies he founded and co-founded, including NASDAQ-listed entities. He has led numerous IPOs, M&A transactions, uplistings, reverse mergers, and financing efforts. His ability to secure capital, navigate public listings, and structure complex deals has been a key driver of growth for many businesses.

Peter is the Founder and CEO of Exchange Listing, LLC, as position he has held since June 2019 and also serves as the Founder and Managing Director of Emmis Capital, a specialized investment fund, a position he has held since March 2022. He previously founded and served as CEO of Grandview Capital Partners, Inc., a firm providing M&A, financial, operational, and organizational consulting to businesses worldwide.

In 2022, Peter released his debut book, The Entrepreneur's IPO: The Insider's Roadmap to Taking Your Company Public, which became an Amazon bestseller. He regularly contributes articles on market trends, leadership, and effective CEO strategies to respected publications such as Forbes, Entrepreneur.com, and NASDAQ. In 2025, he released his second book, The Investor's IPO: Managing Risk and Opportunity in the Global IPO Market.

He holds an Advanced Corporate Directors Certificate from Harvard Business School and an MBA in International Business from the University of Miami. From 2007 to 2017, Peter was a FINRA-registered representative, holding Series 7, 24, 79, 65, and 66 licenses.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website at www.ugenticai.com/invest. The version published as of the date of this Form C is attached as <u>Exhibit B</u>.

Company Overview

UgenticAI, founded by entrepreneur Anik Singal, operates as a specialized AI holding company focused on the rapidly growing "Agentic AI" sector, designed to provide small and medium-sized businesses with a digital workforce of autonomous "AI Employees." Its core value proposition lies in its proprietary 4-layer BIVV technology (Brain, Image, Voice, and Video), which allows users to create a high-fidelity "AI Clone" of themselves to scale expertise without the bottleneck of manual labor. Looking ahead, UgenticAI plans to aggressively expand its portfolio into a comprehensive "full-stack" ecosystem by acquiring and building niche-specific AI agents for departments such as social media management, automated sales outreach, podcasting, and local marketing compliance.

Corporate Structure & History

UgenticAI was founded in 2025 and incorporated in Delaware. Headquartered in Rockville, Maryland, the company develops agentic AI products from its inhouse product development team and also acquires agentic AI companies to help grow and incorporate into its larger ecosystem of AI solutions and customers.

In August 2025, the company completed the related-party acquisition of Complily, an agentic AI company with a product focused on marketing compliance for businesses. Complily was acquired for a total consideration of approximately $6,420,000, consisting of $5,000,000 of UgenticAI, Inc. Stock (100,000,000 shares @ $0.05 Per share) and $1,420,000 of a promissory note payable to the founder of Complily, Inc. The acquisition constituted a related-party transaction. An outside firm did a 409A valuation on Complily. The terms were approved by the Company's management following internal review. Investors should review related-party transactions carefully as they may present potential conflicts of interest.

Competitors

Competitors in the space include AI cloning companies like HeyGen, Coachvox AI, and Delphi, and agentic AI platforms like Relevance AI, CrewAI, and Gumloop.

Additional competitors are companies looking to make early-stage AI acquisitions and those looking to have a significant role in offering broad AI solutions to businesses.

Current Stage

Ugentic AI's current product suite is centered around UgenticIQ, a no-code agentic platform that allows users to build and deploy autonomous "AI Employees" specialized in core business functions. The flagship offering features a proprietary 4-Layer BIVV (Brain, Image, Voice, and Video) Cloning technology, which enables entrepreneurs to create a digital twin capable of thinking, speaking, and appearing in content just like the original creator. These agents are designed to move beyond simple chatbots by executing complex workflows independently, such as managing social media channels, conducting data analysis, generating ad copy, and handling cold outreach, all while being trained on a user's specific expertise to ensure brand authenticity. To support this ecosystem, the company also provides the Ugentic ImageLab for professional visual generation and the UgenticAI Academy, an educational hub that trains business owners on how to integrate these autonomous agents into their daily operations. The UgenticIQ platform was borne from a mix of in-house software development and the acquisition of outside technologies. The Company plans to continue to grow its UgenticIQ platform by adding additional features through internal development and by acquisition when determined to be advantageous to the Company.

The Company is focused on acquiring certain AI companies and technologies that offer a wide range of agentic AI-powered solutions across many different markets. In August 2025, the company completed its acquisition of Complily, marking UgenticAI's first major acquisition and a core building block for its agentic AI ecosystem. Complily is an AI-powered marketing compliance product that offers businesses an automated solution to ensure all materials that a company may have for public consumption are compliant with FTC and FCC regulations. Complily's product can be used for advertisements, sales materials, websites, videos, emails, and any other form of communication that falls under federal regulation.

Additional acquisitions in 2025 were InvestingJournal, a finance-related newsletter, and ShortsPro, an AI-powered automation platform designed to create, edit, and publish short-form videos.

The Company currently makes money primarily through its Clone and UgenticIQ products, which charges a monthly SaaS fee for use of its product suite. Additional revenue comes from Complily, which charges an annual fee for use of its compliance software.

The Company also has a referral agreement in place with Expert Scale, Inc., a Company owned and controlled by Anik Singal. In this agreement, Expert Scale will act as an affiliate for Ugentic, bringing sales leads for a commission. This agreement will help boost Ugentic's revenue and customer growth.

The Company is an active supporting of charities and charitable donations, including a partnership with The Anik Singal Foundation and its RiseAI youth AI education initiative. The Company provides guidance and support for RiseAI.

Product Development Strategy

Ugentic's future growth strategy is built on a "buy and build" model, aiming to transform from a single-product tool into a one of the world's largest Agentic AI incubators. Product development will focus on expanding the UgenticIQ suite across 10 core marketing verticals, including automated podcasting, local marketing compliance, PR, and SEO, with the ultimate goal of deploying a full-stack, 24/7 AI workforce for over 100,000 entrepreneurs. By focusing on "Agentic" systems, AI that autonomously executes end-to-end business functions rather than just assisting with tasks, Ugentic intends to lead the transition from simple generative AI pilots to fully autonomous business operations globally.

M&A Strategy

UgenticAI is also focused on acquiring companies and technologies using agentic AI to address a wide array of problems across a diverse set of fields and markets. The focus is on companies that feature exciting technology, have large addressable markets, and have already started to gain traction in their field, either through growing customer bases, significant ARR, or patent approvals. As of May 2026, the Company has made 3 acquisitions.

UgenticAI is looking to acquire companies and technologies across a number of major verticals, falling into four major categories:

- AI for business and productivity improvement
- AI for marketing and content generation
- AI for finance, legal, and HR services
- AI for industry disruption.

As UgenticAI continues to acquire more agentic AI companies, we intend to incorporate these acquisitions into a single, cohesive ecosystem. UgenticAI will provide these companies access to growth capital, centralized administration, product development, marketing and operations. These resources will allow the companies to focus on making their products as effective as possible, and catered guidance and insight from experienced leaders who have successfully scaled early-stage companies before.

Most importantly, UgenticAI aims to provide these companies with access to a massive market of customers eager for their products, helping them gain traction, generate revenue, and scale into powerful and self-sustaining businesses.

Industry

The global artificial intelligence ("AI") industry is undergoing rapid growth and transformation, underpinned by technological advances in machine learning, natural language processing, computer vision, and large language models (LLMs). According to market research firm Grand View Research, the global AI market was valued at approximately $196.6 billion in 2023, and the market projected to reach $826 billion by 2030 with a CAGR of 36% over that time.

As the capabilities of the technology continue to expand and improve in quality, more and more of the current workload done by people will be shifted over to AI-automated solutions. McKinsey's research has estimated the AI could add over $2.6 trillion to the global economy across a wide range of sectors and markets.

Within the broader AI ecosystem, a new and rapidly evolving segment has emerged: Agentic AI. Agentic AI refers to systems that go beyond passive prediction or classification tasks and are capable of autonomous decision-making, goal pursuit, planning, and real-time adaptation in dynamic environments. These AI agents are designed to act on behalf of users or organizations, often coordinating complex sequences of tasks across digital and physical domains.

Unlike traditional AI models that require direct input for each task, agentic systems can initiate actions, monitor progress, adapt strategies, and interact with other agents or systems to fulfill high-level objectives with minimal human intervention. The new agentic systems will be able to open up new markets with significant potential for automation, including areas such as personal digital assistants, autonomous research agents, AI customer support, robotic process automation (RPA), and enterprise task delegation.

Investment in the Agentic AI space has accelerated markedly over the past two years, driven by demand for scalable automation, labor augmentation, and intelligent decision systems. The segment has attracted attention from major technology companies, venture capital firms, and research labs, many of which are actively developing frameworks and platforms for deploying agent-based applications.

Despite its promise, the Agentic AI sector remains in the early stages of development. Key challenges include ensuring reliability, safety, interpretability, and ethical alignment in autonomous systems, as well as establishing robust evaluation metrics and infrastructure standards. However, the rapid pace of research and commercialization suggests that Agentic AI is poised to become a foundational layer in the future of software and digital productivity.

The Company believes that its focus on this high-growth, frontier segment positions it at the leading edge of a transformative industry shift. As enterprises and consumers increasingly seek intelligent agents capable of autonomous task execution, the market opportunity for purpose-built Agentic AI platforms, tools, and integrated ecosystems is expected to expand significantly in the coming years.

PERKS

Certain investors in this Offering are eligible to receive bonus shares of Class B Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased ("Bonus Shares").

Volume Based Bonuses	*Bonus shares*
Invest $1,000 or more	10%
Invest $2,500 or more	20%
Invest $5,000 or more	30%
Invest $10,000 or more	50%
Invest $25,000 or more	75%
Invest $35,000 or more	85%
Invest $50,000 or more	95%
Invest $100,000 or more	105%
Invest $200,000 or more	115%

Repeat Investor Bonus Shares

Any existing investor in the Company will receive an additional 10% bonus on their investment if they invest in this Offering. This includes individuals who make their first investment in this Offering, are accepted by the Company in a rolling close, and then make any subsequent investment, earning them a 10% bonus on any subsequent investments.

For the sake of clarity, all bonuses are stackable, making 125% the highest available bonus as of the date of this amendment.

The perks will all be assigned to Investors at the termination of the Offering. All Bonus shares will be issued in the form of Class B Common Stock. The date/time of the signed subscription agreement will be used in identifying the applicability of perks.

Non-Equity Perks

Investors will also receive the below non-equity perks based on how much they invest in the Offering:

- Pioneer Level: $1,000+
  - Access to UgenticAI Academy (Training Vault)
  - Quarterly Strategy Calls
  - Digital You Monetization Timeline (Roadmap Guide)
  - 1,000 uCoins
- Creator Level: $2,500+
  - Ugentic Clone Studio (Cloning App with 1,000 credits)
  - 1 year of UgenticIQ access
  - AI Copy Tools Package (Prompts, Scripts, Agents)
  - 1 Summit Ticket Per Year
  - All non uCoin benefits from the previous tier
  - 5,000 uCoins
- Builder Level: $5,000+
  - Ugentic Clone Studio (Cloning App with 2,000 credits)
  - All non uCoin benefits from the previous tier
  - 10,000 uCoins
- AI Masters Club Level: $10,000+
  - AI Master Club Membership (12 months)
  - 3 years of UgenticIQ access
  - Dedicated concierge at UgenticAI
  - VIP Status at all UgenticAI events
  - All non uCoin benefits from the previous tier
  - 25,000 uCoins
- Implementation Intensive: $25,000+
  - 2-Day Intensive Training Session at UgenticAI Headquarters
  - All non uCoin benefits from the previous tier
  - 75,000 uCoins
- Private Consultation: $50,000+
  - All 50 Hours of dedicated 1-on-1 consulting time for all UgenticIQ products. Must be used within 90 days.
  - Clone Accelerator
  - All non uCoin benefits from the previous tier
  - 100,000 uCoins
- Done-For-You Clone: $100,000+
  - Full BIVV (Brain, Image, Voice, Video) Clone Buildout
  - All non uCoin benefits from the previous tier
  - 180,000 uCoins
- Private Day with Anik: $200,000+
  - Private Day with Anik Singal
  - All non uCoin benefits from the previous tier
  - 180,000 uCoins

uCoins are part of a rewards program that allows customers and investors of UgenticAI to redeem them for free and discounted services and products offered by the Company and vendor partners. The cash value of one uCoin will be approximately $0.15 - $0.20 but is subject to change based on estimated costs for the services and products being offered.

Free Shares

Certain investors in this offering are eligible to receive Bonus Shares of Class B Common Stock without any cash consideration. The amount of Bonus Shares investors in this offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(i) *Trial Buyer.* Anyone who signs up for a free 14-day trial of Ugentic's UgenticIQ software and inputs their credit card information will earn 100 Bonus Shares of Class B Common Stock.

(ii) *Annual Pay.* Anyone who signs up for a free 14-day trial of Ugentic's UgenticIQ software and ends up converting into a one-year paid annual subscription or anyone who purchases the Company's Clone Accelerator product will earn 5000 Bonus Shares of Class B Common Stock. Subscriber most pay for their annual subscription prior to the close of this Offering to be eligible.

(iii) *Ugentic Award Winner.* Any winner of the Ugentic Award at the Company's Annual Summit taking place in September 2026 in Tysons, Virginia, will earn 5000 Bonus Shares of Class B Common Stock. Winners are determined by a vote of a majority of the Company's Directors.

All free shares without cash consideration will not be handled by the Intermediary and will be issued by the Company directly.

IRA Investors

Please note: eligibility for investment perks, including but not limited to non-securities incentives offered relative to size or timing of investment, may vary depending on the funding method selected by the investor. Investors who choose to fund an investment via self-directed IRA proceeds from a supported IRA provider (e.g. Equity Trust Corporation, or others), will not be eligible to participate in incentive programs due to regulatory requirements for the use of self-directed IRA funds and limitations imposed thereby. Similarly, by choosing to fund an investment via self-directed IRA proceeds, investors acknowledge their responsibility to abstain from non-permitted personal use of goods or services provided by the issuer into which they are investing, in compliance with the Personal Benefit Rule according to the IRS Core Prohibitions for this investment type. To learn more about these restrictions, please visit the IRS website resources on IRAs (https://www.irs.gov/retirement-plans/individual-retirement-arrangements-iras) and Prohibited Transactions (https://www.irs.gov/retirement-plans/plan-participant-employee/retirement-topics-prohibited-transactions).

Investors who fund investments via IRA will not be eligible for any investor-exclusive benefits, including any investor-exclusive access to the issuer's platform or services. If participation in benefits or incentive programs is desired, an investor must fund their investment through non-IRA means (ACH bank transfer, card, etc.).

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

<u>Risks Related to Our Company</u>

We have a limited operating history upon which to evaluate our performance and have generated minimal profits and net income.

Complily, our wholly-owned subsidiary was first organized in 2024, and we still have a limited operating history and have yet to consistently generate operating profits or net income. We have been generating revenue since 2024, but we also continue to iterate on our products and technology and as such, cannot guarantee that our prior operating history will be indicative of our future operating results, or future products will be able to consistently generate revenue and operating profits.

Our audited consolidated financial statements for the fiscal years ended December 31, 2025, have been prepared on a going concern basis.

The Company has suffered recurring losses from operations and, as of December 31, 2025, had a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The Company's ability to continue as a going concern in the next twelve months following the date of the consolidated financial statements is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

If the Company cannot raise sufficient funds, it will not succeed.

The Company may receive up to a maximum of approximately $4 million from the sale of Class B Common Stock in this Offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The laws and standard behind artificial intelligence are uncertain and may change

AI is a new and emerging technology that is subject to varying degrees of regulation in different jurisdictions. Compliance with these laws can be costly and there is a risk of regulatory enforcement or litigation if we fail to comply with these requirements. Additionally, laws may change over time, which may increase our likelihood of non-compliance and potential enforcement. Because we are a smaller company, we may not have the resources to properly monitor and comply with any state, federal, and international laws around AI.

The AI industry has increasing competition

The AI technology sector is experiencing remarkable growth and intensifying competition as technology continues to advance. Companies across various industries, including marketing, recognize the transformative potential of AI. As AI capabilities expand and become more accessible, the industry's competitive landscape will increase progress and create rivalry. Unexpected competition could adversely affect our market share, growth and profitability.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel. These key personnel include our Chief Executive Officer, Anik Singal, and our Chief Financial Officer, Rich Ruggiero. In addition, due to its limited financial resources and the specialized expertise required across marketing, business development, and product development, it may not be able to recruit the individuals needed for its business needs. Further, as part of the order agreed to with the FTC, Anik Singal must provide certain notices to potential hires that could dissuade them from joining the Company. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Competitors may be able to call on more resources than the Company.

While the Company believes that its platform and product are unique, it is not the only way that its customers and user base can earn supplemental income. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than us, which would give them a significant advantage.

Our new products and services could fail to achieve the market acceptance.

Our future success is partially based on an assumption that our new products will be able to gain traction in the marketplace. It is possible that these new products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant traction and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our artificial intelligence products require significant capital to develop and commercialize, and our revenue prospects remain highly uncertain at this stage of our development

We are an early-stage company developing artificial intelligence-driven products and services. The nature of AI development requires us to incur substantial costs well in advance of generating meaningful revenue. These costs include, but are not limited to: model development and training, which demands significant computational resources; procurement and licensing of large proprietary and third-party datasets; investment in cloud and on-premise infrastructure; and hiring and retaining specialized talent in a highly competitive labor market. We have incurred significant operating losses since inception and expect to continue to do so for the foreseeable future.

Our ability to generate revenue from our AI products is subject to numerous risks and uncertainties. We operate in a nascent and intensely competitive market in which customer preferences, technological capabilities, and competitive offerings are evolving rapidly. We may be unable to attract sufficient customers, retain existing customers, or price our products in a manner that generates adequate margins to offset our development and operating costs. There is also a risk that our technology fails to achieve the performance levels required for commercial adoption, or that superior competing products emerge before we are able to establish a meaningful market position.

Expansion of our platform to a larger number of users will pose challenges.

As the number of customers using our platform grows, we will face challenges associated with managing our growth. For example, we may need to license rights from content developers. There is no guarantee that we will be able to license such rights at prices that are advantageous to the Company.

We have incurred significant indebtedness to our founder, which creates conflicts of interest and subjects the Company to risks associated with related party obligations.

We are party to one or more loan or promissory note arrangements with Anik Singal, our founder and CEO, pursuant to which the Company has borrowed an aggregate of approximately $848,088 as of May 2026. This indebtedness bears interest at a rate of 5% per annum and is not currently due and payable on December 1, 2028. The terms of this indebtedness were not negotiated on an arm's-length basis, and there can be no assurance that such terms are as favorable to the Company as those that could have been obtained from an unaffiliated third-party lender.

This related party debt presents several risks to prospective investors. First, our founder, as a creditor of the Company, holds interests that may not always be aligned with those of our equity holders, including investors in this offering. In the event of financial difficulty, insolvency, or dissolution, our founder's claims as a creditor would rank senior to the interests of equity holders, meaning that investors in this offering may receive little or no return on their investment even if the Company retains some residual value. Second, repayment of this indebtedness — whether at maturity, on demand, or upon an acceleration event — could materially and adversely affect the Company's liquidity and its ability to fund operations, product development, and growth initiatives. Third, our founder's dual role as both an equity holder and a creditor of the Company creates a potential conflict of interest in situations where decisions regarding repayment, refinancing, or modification of this debt must be made. There can be no assurance that our founder will not exercise rights under this debt in a manner that prioritizes recovery of his/her loans over the long-term interests of the Company and its investors.

We cannot assure investors that we will have sufficient cash flows from operations or financing activities to repay this indebtedness when due, or that our founder will agree to extend, convert, or otherwise modify the terms of this debt on acceptable terms or at all. The existence of this obligation may also limit our ability to obtain additional financing from third parties, as prospective lenders or investors may view the related party debt unfavorably. Prospective investors should carefully consider these risks before making an investment decision.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of the users of our platform. Further, any significant disruption in service on UgenticAI, our subsidiaries, or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on UgenticAI could harm our reputation and materially negatively impact our financial condition and business.

Any breach of our users' data could impose liability upon the Company.

If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include liability for harms caused to our users from such a breach, or increased cybersecurity and other insurance premiums.

Risks Associated with the Company's Acquisition Strategy

We may fail to realize potential benefits from future acquisitions, which could adversely affect our business, financial condition, and results of operations.

Our growth strategy may include acquiring complementary technologies, services, products, and other assets. We may not be able to successfully integrate acquired assets or realize the anticipated benefits of such acquisitions. The successful integration of acquired assets requires significant time and resources, and we may incur significant costs with such integration. Additionally, the process of integrating acquired assets may disrupt our existing operations and relationships with employees, customers, and vendors, potentially resulting in the loss of key personnel, customers, or vendors.

We may not be able to identify or complete suitable acquisitions.

Our ability to continue to grow through asset acquisitions depends upon, among other things, our ability to identify suitable acquisition candidates, negotiate acceptable acquisition terms, and obtain any required financing. We compete with other potential acquirers for the same targets, which may increase acquisition costs or prevent us from acquiring assets we target. If we are unable to identify or complete suitable acquisitions, we may not be able to achieve our desired rate of growth.

Our acquisitions may result in significant costs, including unexpected or additional costs.

Any potential acquisition may result in significant costs, including costs relating to professional services fees, financing costs, and costs of integrating acquired assets. In addition, we may face challenges in integrating technological operations and platforms. If we are unable to manage these costs effectively or if we face greater-than-anticipated costs, our acquisitions may not yield the financial benefits we expect.

We may incur indebtedness to finance our acquisitions.

Acquisition costs may be in excess of the funds we are seeking to raise in this Offering. As a result, we may be required to incur indebtedness, which could adversely impact our credit ratings, limit our ability to obtain additional financing, increase our borrowing costs, and limit our flexibility to plan for, or react to, changes in our business or market conditions.

We may fail to conduct sufficient due diligence or to accurately assess the value of acquisition targets.

We may face challenges in conducting adequate due diligence on acquisition targets, particularly in competitive bidding situations where time constraints limit our investigation. As a result, we may not accurately assess the value of acquisition targets or identify issues that could result in financial loss, increased costs, or other adverse consequences that could harm our business, financial condition, or operating results.

Acquisitions may result in dilutive issuances of our equity securities.

We may issue equity securities to finance our acquisitions, which may result in dilution to our stockholders. In addition, if the acquired assets do not generate the financial results we expect, impairment charges could adversely affect our financial performance.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of the Company's Class B Common Stock being sold in this Offering. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its shares on any OTC or similar exchange. It is also unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our Company is controlled by few shareholders.

A substantial majority of the Company's outstanding voting securities are held by one shareholder, who can therefore exert significant control over the Company. There are no guarantees that the position of this shareholder will always coincide with the opinion and interests of the other shareholders of the Company.

Investors in this Offering are purchasing Securities with No Voting Rights.

The Class B Common Stock that we are offering to investors in this offering has no voting rights. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investment.

Our potential issuance of Bonus Shares may result in a discounted offering price being paid by certain investors in this Offering.

Certain investors may be entitled to Bonus Shares in this Offering, which results in an effective discount on any shares purchased. These shares will immediately dilute the value of your shares. Therefore, the value of shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these shares, who will effectively pay less per share. Investors may also suffer immediate dilution if they qualify for a lesser amount of Bonus Shares than other investors, who will effectively pay less per share.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, you should not invest in this Offering if you are unable to withstand losing your entire investment. Each purchaser should read this Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company's management has discretion as to use of proceeds.

The proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Class B Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

The Company's future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Our valuation and the offering price of our Class B Common Stock have been established internally and are difficult to assess.

The Company has set the price of its Class B Common Stock at $0.10 per share, see "Securities Being Offered" for further details on this fee. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Company is fundraising at better terms than offered to investors in this Offering.

In addition to the previous capital raising conducted by the Company, the Company is currently conducting, and may in the future conduct, additional offerings of its SAFEs and/or equity securities under Rule 506(c) of Regulation D or other exemptions. The terms of those offerings may be more favorable to investors than the terms of this Offering, including but not limited to higher valuations, preferential rights, or other benefits. Investors in this Offering may experience dilution of their ownership percentage, economic interest, and voting power as a result of these concurrent or subsequent financings. There can be no assurance that the Company will not continue to raise capital on terms that are more favorable than those of this Offering.

The subscription agreement that investors must sign to invest in this Offering has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related or prior to this Offering.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary highlights information contained elsewhere or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors," and thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,000.00
Name of Securities	Class B Common Stock
Total Amount of the Securities Issued after Offering (if Target Offering Amount met)	320,000 (assumes 100,000 shares issued in exchange for cash plus 220,000 bonus shares)
Maximum Offering Amount	$4,300,000.00
Total Amount of the Securities Issued after Offering (if Maximum Offering Amount met)	137,600,000 (assumes 43,000,000 shares issued in exchange for cash plus 94,600,000 bonus shares)
Price Per Security	$0.10
Minimum Individual Purchase Amount	$1,000.00
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 30, 2027
Use of Proceeds	See the section entitled "Use of Proceeds"
Voting Rights	None.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party North Capital Private Securities Corporation who serves as the escrow facilitator for this offering ("**Escrow Agent**") for the life of the offering. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.00 but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,300,000 will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at invest.ugenticai.com.

Intermediary Information

The Intermediary for the Company is Jumpstart Mico, Inc dba Issuance Express ("Issuance Express" or "Intermediary"), a Delaware Corporation. The SEC registration number of the Intermediary is 007-00008 and the Central Registration Depository (CRD) number is 282912.

Platform Compensation

As compensation for the services provided by Jumpstart Micro, Inc dba Issuance Express, the Issuer has or will pay a cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	7.0%	$700.00	7.0%	$301,000
Payroll	0%	$0.00	25%	$1,075,000
Operations	93.0%	$9,300.00	10%	$430,000
Product Development	0%	$0.00	10%	$430,000
Marketing	0%	$0.00	10%	$430,000
Acquisitions	0%	$0.00	38%	$1,634,000
Total	**100%**	**$10,000.00**	**100%**	**$4,300,000.00**

*The Intermediary will receive a seven percent (7%) cash commission on cash proceeds received in the Offering. This figure excludes fees to Company's advisors, such as attorneys and accountants.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2027 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

Securities: Class B Common Stock
Offering Minimum: $10,000.00
Offering Maximum: $4,300,000.00
Purchase Price Per Share of Security Offered: $0.10
Offering Deadline: April 30, 2027

The Securities have no voting rights. The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and rights of Investors holding the Securities are the Amended and Restated Certificate of Incorporation (the "**COI**") attached as Exhibit D, the Company's Bylaws (the "**Bylaws**") attached as Exhibit E, together with the COI and Bylaws, the "**Governing Documents**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Agreements.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,300,000.00 and a minimum of $10,000.00 worth of its Class B Common Stock.

The Company must reach its Target Offering Amount of $10,000.00 by April 30, 2027. Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by April 30, 2027, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 30, 2027, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,300,000.00 maximum raise.

The minimum investment per investor is $1,000.00

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Amount Authorized	Amount Outstanding	Committed, Not Issued*	Available
Class A Common Stock	845,000,000	845,000,000	0	0
Class B Common Stock	1,155,000,000	399,174,982	170,000,000	585,825,018

Includes 134,000,000 issued options for Class B Common Stock and 36,000,000 unallocated options under the Company's stock option plan.

Class A Common Stock

Voting Rights

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Other Rights & Terms

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Additional information can be found in the Company's Amended Certificate of Incorporation.

Class B Common Stock

Voting Rights

The shares of Class B Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Other Rights & Terms

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Additional information can be found in the Company's Certificate of Incorporation.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Anik Singal	845,000,000 Class A Shares	100%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Terms	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$900,000	$25m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
Convertible Note	$1,550,000	$20m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
Convertible Note	$50,000	$25m valuation cap	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
Convertible Note	$200,000	$35m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$425,000	$30m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$50,000	$37.5m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$250,000	$35m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$215,000	$28m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)

SAFE	$220,000	$45m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
Class B Common Stock	$1,030,715	21,199,404 shares of Class B Common Stock	Product Development, Marketing & Advertising, General & Administrative	2025-2026	Regulation CF
Class B Common Stock	$805,000	21,025,000 shares of Class B Common Stock	Product Development, Marketing & Advertising, General & Administrative	2025-2026	Regulation D, Rule 506(c)

In October 2025, all of the above outstanding Convertible Notes and SAFEs converted into 186,950,578 shares of Class B Common Stock.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company has the following outstanding debt:

As of December 31st, 2025, the Company has a promissory note payable to a founder with a principal balance of $848,088, bearing interest at 5% per annum and maturing on December 1, 2028. Interest expense has been accrued as of year-end. This note remains outstanding as of the date of this Form C. As of December 31st, 2024, the Company had a promissory note payable to the same party with a principal balance of $332,000, which was contributed to additional paid-in capital in 2025 without cash repayment.

On August 18, 2025, the Company completed the acquisition of Complily, Inc. for a total consideration of approximately $6,420,000 consisting of $5,000,000 of UgenticAI, Inc. Stock (100,000,000 shares @ $05. Per share) and a $1,420,000 promissory note payable to Anik Singal, the founder of Complily, Inc. This promissory note has a principal amount of $1,420,000, with a 5% annual interest rate, and a maturity date of December 1, 2029.

On October 15, 2025, the Company completed the acquisition of The Investing Journal, for a total consideration of $60,000, consisting of $35,000 in cash and a $25,000 promissory note payable. This promissory note will be paid in five equal installments of $5,000 each beginning November 15, 2025 at 0% interest. As of May 2026, this loan was paid off and no amount was outstanding.

In April 2026, the Company issued promissory notes to certain employees and officers in lieu of equity-based compensation. The notes bear interest at 5% per annum. As of the date of this Form C, the aggregate outstanding principal balance was $580,000.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

As of the date of this Form C, the Company has the following transactions with related persons:

As of December 31st, 2025, the Company has a promissory note payable to a founder with a principal balance of $848,088, bearing interest at 5% per annum and maturing on December 1, 2028. Interest expense has been accrued as of year-end. This note remains outstanding as of the date of this Form C. As of December 31st, 2024, the Company had a promissory note payable to the same party with a principal balance of $332,000, which was contributed to additional paid-in capital in 2025 without cash repayment.

On August 18, 2025, the Company completed the acquisition of Complily, Inc. for a total consideration of approximately $6,420,000 consisting of $5,000,000 of UgenticAI, Inc. Stock (100,000,000 shares @ $0.05. Per share) and a $1,420,000 promissory note payable to Anik Singal, the founder of Complily, Inc. The note does not have a fixed maturity date and becomes due upon the earlier of (i) an acquisition of the Company, including a merger, sale of substantially all assets, or sale of a majority of voting securities, or (ii) the Company's initial public offering, unless prepaid earlier at the Company's option. This amount remains outstanding as of the date of this Form C.

In April 2026, the Company issued promissory notes to certain employees and officers in lieu of equity-based compensation. The notes bear interest at 5% per annum. As of the date of this Form C, the aggregate outstanding principal balance was $580,000. This balance includes $140,000, which is owed to Rich Ruggiero, the Chief Financial Officer and a Director of the Company.

In February 2025, the Company engaged Atlas Rd, LLC to provide financial advisory and fundraising services. Atlas Rd, LLC is wholly owned by Kevin Morris, a Director of the Company. As of the date of this Form C, the Company has paid Atlas Rd, LLC $118,000 for services rendered.

In May 2026, UgenticAI entered into an Affiliate Referral Agreement with Expert Scale, Inc., under which Expert Scale refers prospective customers to UgenticAI's products in exchange for a referral fee equal to 40% of Net Revenue (defined as gross revenue less advertising costs, refunds/chargebacks, and sales taxes) from Qualified Sales attributed to Expert Scale within a 60-day attribution window. The appointment is non-exclusive with a 3-year initial term and automatic 1-year renewals, terminable by either party on 60 days' notice. Anik Singal and Rich Ruggiero are officers of Expert Scale and also serve as officers/directors of UgenticAI. As of the date of this Form C, no referral fees have been paid to Expert Scale by Ugentic AI.

In May 2026, UgenticAI entered into a Pro Bono Strategic Collaboration Agreement with The Singal Foundation, a 501(c)(3) nonprofit, under which UgenticAI provides voluntary, uncompensated advisory support for the Foundation's "RiseAI" youth AI education initiative, including curriculum guidance, content and production assistance, subject matter expertise, student recruitment support, and potential contribution of event tickets for the Foundation to sell. UgenticAI receives no monetary compensation, revenue share, equity interest, or other financial consideration; all contributions are provided on an as-available, best-efforts basis with no guaranteed deliverables, for an initial 12-month term terminable by either party on 30 days' notice. Anik Singal serves as CEO of UgenticAI and as a Board Member of the Foundation.

FINANCIAL INFORMATION

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit F</u>.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Form C. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

For the Fiscal Year Ending December 31, 2025

For the fiscal year ending December 31, 2025, the Company recognized revenue of $2,210,988 compared to revenue of $67,294 for the fiscal year ending December 31, 2024, an increase of over 3100%. The majority of this revenue came from the Company's Clone product, UgenticIQ and Complily. Costs of revenue for 2025 were $6,302, compared to costs of revenue of $6,759 for 2024. Costs of revenue consist primarily of hosting costs, which are relatively low. Finally, the Company recognized gross profit of $2,204,686 in 2025, compared to $60,535 in 2024. The increase in revenue and profit in 2025 was related to the Company launching new products, including its Clone product which is discussed above in the Company Overview section.

Additionally, the Company had $4,999,124 in operating expenses for the fiscal year ended December 31, 2025 compared to $382,749 for the fiscal year ending December 31, 2024, growing by over 1200%. This growth was driven by increased marketing and advertising expenses to help promote the Company's products and webinars. Marketing and advertising grew from $5,768 to $1,177,646 from 2024 to 2025. The increase in operating expenses was also driven by increased hiring of full-time employees and contractors to help support the Company's growing revenue and operations. The majority of the Company's new hires came in the second half of 2025 as the Company began increasing its product development and marketing activities. These expenses grew from $70,210 in 2024 to $3,430,932 in 2025. Finally, additional operating expenses in 2025 were $271,664 in research and development expenses, compared to $261,597 in 2024, $110,930 in rent and leases, compared to $45,174 in 2024, and $7,952 in depreciation and amortization, compared to $0 in 2024. The Company also recognized $135,042 in total other expenses in 2025, compared to $95 in 2024. The primary driver of the increase in total other expenses was related to interest expense from the Company's outstanding convertible and promissory notes.

The above gross profit and expenses resulted in the Company recognizing a net loss of $2,929,480 in 2025, compared to a net loss of $322,309 in 2024.

Liquidity and Capital Resources

Through the fiscal year ending December 31, 2025, the Company had cash on hand of $1,437,734 and total assets of $2,236,758.

As of May 4th, 2026 the Company had cash on hand of $1,248,517. While the Company has seen a significant increase in revenues and gross profits since inception, these gross profits are currently unable to sustain the Company's expenses. The Company expects that revenue and gross profit will continue to grow in 2026, however, it plans to continue to rely on outside capital, including equity capital and debt to fund operations and growth.

Trend Information

The Company has plans to grow revenue in 2026 and beyond primarily via its Clone and AI products.   This will come primarily through increased marketing and advertising expenses, as well as research and development expenses to expand into new product categories. Additionally, the Company may plan to acquire additional assets and companies in the agentic AI space in the coming months and years as a part of its growth strategy. Future acquisitions may also include the addition of other operating expenses and headcount. In some cases, the Company will focus on reducing operating costs by leveraging a shared-services model and using a centralized team to save on costs for finance, human resources, product development, and other general and administrative expenses.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.ugenticai.com

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates regarding the progress of the offering in reaching its target amount will be filed with the SEC on Form C-U.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

UgenticAI, Inc.
(Issuer)

By:/s/Anik Singal
(Signature)

Anik Singal
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anik Singal
(Signature)

Anik Singal
(Name)

Director
(Title)

May 26, 2026
(Date)

/s/Rich Ruggiero
(Signature)

Rich Ruggiero

_____

(Name)

Director
_____
(Title)

May 26, 2026
_____
(Date)
/s/Kevin Morris
_____
(Signature)

Kevin Morris
_____
(Name)

Director
_____
(Title)

May 26, 2026
_____
(Date)



Investor Education Financials And Details Comparison

CLONE Yourself. AMPLIFY Your Message

Every Entrepreneur Wishes They Could Clone Themselves. Now, You Can.

We're on a mission to help 100,000 entrepreneurs clone themselves (Brain, Image, Voice, & Video) and share their expertise with the world at scale. An Expert's knowledge is trapped by how little time they end up having and now, we're setting them free.

$6M+	$10M+	$826 billion+
Total Raised	Distribution Reach	Total Addressable Market

Join the Waitlist
Up To 115% Bonus Shares

SEC Filings Investor Education Offering Circular

Min Investment is:	Share Price:	Offering Minimum:	Offering Maximum:	Type of Security:
$999.96	$0.10	$10,000.04	$5,000,000	Class B Common Stock

Funding Progress

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Interactive Bonus Share Calculator

The more you invest, the more bonus shares you unlock, locking in a lower effective valuation before our next raise.



10% Free 20% Free 35% Free 50% Free 75% Free 95% Free 105% Free 115% Free

$1,000 $2,500 $5,000 $10,000 $25,000 $50,000 $100,000 $200,000

25K
shares at $0.10

5K
free shares

30K
total shares

Invest Now
Up To 115% Free Shares

Select Your Investment Amount

$1K+ for 10% Free Shares

$2.5K+ for 20% Free Shares

$5K+ for 35% Free Shares

$10K+ for 50% Free Shares

$25K+ for 75% Free Shares

$50K+ for 95% Free Shares

$100K+ for 105% Free Shares

$200K+ for 115% Free Shares

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Meet UgenticAI

Our private round is open as we build the world's most impactful AI cloning platform empowering 100,000 entrepreneurs to clone themselves and reach 1 trillion views with their expertise.

Our Proprietary 4-Layer BIVV (Brain, Image, Voice & Video) Cloning Technology

Each layer gives entrepreneurs the power to scale their expertise.

Invest Now | **$0.10 per Share**

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Brain Clone

AI trained on your expertise that thinks, responds, and advises like you



Image Clone

Professional visuals generated on-demand without photoshoots



Voice Clone

Your authentic voice replicated for podcasts, courses, and content at scale



Video Clone

You on camera, everywhere, without filming — authentic video at infinite scale

Clone Yourself.
Reach Millions.

⌄ Expert knowledge is trapped by time. The best entrepreneurs and thought leaders can only reach so many people in a lifetime.

⌄ UgenticAI clones your Brain, Voice, Image, and Video — reaching millions while you focus on building the

 **Brain Clone**

 **Image Clone**

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5/26/26, 9:10 AM

Video Clone

> No more trading time for impact. Authentic presence at infinite scale, across every channel, 24/7.

What makes UgenticAI different? 25 years and $150M+ in digital sales. 12 months of viral data. Negative CAC. 3 revenue lines. This is a flywheel that's already running — we're just adding fuel.

How We Empower Entrepreneurs To Scale

Our proprietary cloning platform automates the entire content creation process, from writing to video, and keeping it YOU. Authentically.

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Cloning Service



We film you at our Rockville, MD studio and build your complete AI clone. Brain, Image, Voice, and Video.

Clone Accelerator



Virtual training program to build and scale your own clone using our proprietary 4-layer technology and proven systems.

Problem

Experts Are Forced To Choose: Market or Serve

The best entrepreneurs, coaches, and thought leaders spend 80% of their time on marketing and only 20% actually serving their customers.

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Platforms to manage

Of their time spent on marketing, not serving

90%

Of creators experience burnout

$25K/Mo+

Monthly cost to do this manually

And it's getting worse.

Every day, new platforms launch. New channels to manage. New content to create. Instagram. YouTube. TikTok. Podcasts. Shorts. LinkedIn. Email. Threads.

How many could you humanely even do?

You can't be everywhere. You can't reply to everyone. You can't film enough content to stay visible on every platform while still running your business.

That's the trap. You either burn out trying to stay visible or you disappear.

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YouTube
Instagram
Shorts
TikTok
LinkedIn
Email
Podcasts
Threads

Fortune 500 companies are automating faster than any group in history - replacing entire marketing & sales departments with AI. They're cutting costs, improving customer experience, and flooding every marketing channel 24/7 - all using AI.

Meanwhile, small business owners are already overworked, understaffed, and underfunded.

They don't have time to learn complex AI tools or the budget to hire experts. As AI becomes the default marketing workforce for big companies, the world's 400M+ small businesses risk falling invisible.

The same technology fueling trillion-dollar giants is quietly creating an extinction-level challenge for Main Street entrepreneurs.

And it's getting worse.

Every day, new platforms launch. New channels to manage. New content to create. Instagram. YouTube. TikTok. Podcasts. Shorts. LinkedIn. Email. Threads.

How many could you humanely even do?

You can't be everywhere. You can't reply to everyone. You can't film enough content to stay visible on every platform while still running your business.

That's the trap. You either burn out trying to stay visible or you disappear.

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We Didn't Plan This.

In September 2025, Anik mentioned his clone at a summit. No pitch. No sales page. Just a passing comment about how he was going viral without filming.

His phone blew up.

People started pulling him aside. Texting. Emailing. "How are you doing this?" For the first time in 25 years as an entrepreneur, people were fighting to throw their credit cards at him.

So we tested it. A cold market challenge in January 2026, nearly $1M in ad spend, 76,000 leads, almost none of whom had ever heard of Anik before.

It crushed.

That's when we knew: the old plan was dead. This was the real opportunity.



SEPT 2025	OCT 2025	NOV 2025	JAN 2026
Summit mention **Phone blows up**	"We never use **our studio"**	Message goes **viral**	Cold market **test: CRUSHED**

We didn't convince the market they needed this. They told us.

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Vision

What Your Clone Actually Does

We turn YOU into an AI-powered content machine without you lifting a finger.

Here's what Anik's clone does every single day:

⊙ Writes all his social media posts

⊙ Creates short-form video content for TikTok, Instagram, YouTube Shorts

⊙ Records training and course content in his voice

⊙ Generates ad copy and creatives

⊙ Appears on camera in sales videos without him filming

That's what we're packaging for 100,000 entrepreneurs.

Invest Now

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ugentic AI
$826 Billion+
UgenticAI Total
Addressable Market

$10.1B 9
Godaddy Addressable

Online Shopping
SHOP NOW
$9.4B 10
Shopify Addressable

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How It Works

How We Clone You In 4 Layers

UgenticAI captures your expertise and replicates it across Brain, Image, Voice, and Video so your clone can create content, engage audiences, and scale your reach.

Before Clone

20+ hours/week filming, writing, editing

Maybe 2-3 channels if you're lucky

You reply, or nobody does

Hire a team or DIY

90% of creators burn out

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After Clone

Clone handles it, you review and approve

16+ platforms, all running simultaneously

Clone responds in your voice

New variations generated and tested

You focus on serving customers

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How We Scale an AI Workforce

The UgenticAI Flywheel



1 ----- We attract entrepreneurs through challenges, content, and product promotions.

2 ----- They buy products and services, generating immediate revenue and profit.

3 ----- That profit funds customer acquisition. No burn. Negative CAC.

4 Customers become software subscribers, recurring revenue stacks.

Built across 3 distinct revenue lines

Products.
Services.
Software.

Built Across 3 Revenue Lines

Products. Services. Software. Most AI companies go all-in on one. We chose not to.

UgenticAI earns from cloning services, physical and digital products, and software subscriptions. When a new customer comes in through any door, they naturally move across all three. That means every acquisition compounds and not just in growth, but in revenue.

76,000

Leads in 60 Days

All interested in cloning

3,000+

Video Testimonials

Exposed to our systems

Jan 2026
> 2025

More Revenue in January

-$26 CAC

We Profit on Every Lead

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Not projecting growth, living it

Three Markets Converging. We're At The Center.







Creator Economy

$204B and growing

22% annual growth

207M creators worldwide, 90% burning out, all desperate for a scaling solution

Marketing Automation

$6B → $15B by 2030

12-15% annual growth

Businesses need to automate content, but current tools don't replicate YOU

Digital Cloning

$3B → $24B by 2031

34% annual growth

Tech finally crossed the quality threshold, clones are now close to indistinguishable

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$500/month

Cost Reduction

$50,000/month

Marketing Team

We're not competing in one market. We're sitting at the intersection of three and we're the first to connect them.

Digital cloning gives us the tech. Marketing automation gives us the distribution model. The creator economy gives us 207 million people who needed this yesterday.

SOURCES   OpenPR Research   Grand View Research   SNS Insider   DemandSage

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The First Company To Crack Expert Cloning At Scale

Mission. Traction. Timing.

01



Brain Clone

★ Your knowledge & expertise

★ Powers strategy & decision-making

02



Image Clone

★ Your visual identity

★ Powers brand presence & assets

03



Voice Clone

★ Your tone & communication style

★ Powers writing & messaging at scale

04



Video Clone

★ Your visual identity

★ Powers brand presence & assets

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100M+

Impressions Generated Monthly

Anik's clone content reach

$204B+[3]

Creator Economy Market

Growing 22%+ annually

207M+[4]

Creators Worldwide Who Need This

Stuck trading time for money

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CREATOR ECONOMY · MARKET DATA

The Market Is Already Massive. It's Still Growing.

Creator economy market size (USD Billions) · 2021–2027 projected

$528B
Projected by 2027

MARKET SIZE (2024)	CREATORS WORLDWIDE	CAGR
$204B ↑ 22% YoY	**207M+** ↑ 12M new in 2024	**22.5%** 2024 – 2027

ANIK'S MONTHLY REACH
100M+ ↑ Impressions/month

Source: DemandSage Creator Economy Statistics — demandsage.com

■ Market size (USD B)   ■ Ugentic launch window   —— Growth trend

We Cracked The Code. Now We're Scaling It.

207 million creators worldwide are stuck trading time for reach. 90% burn out trying to keep up. The ones who figure out how to scale? They win.

UgenticAI has figured it out. Anik's own clone generates 100M+ impressions monthly while he focuses on building the business. Now we're packaging that exact system for every expert ready to scale.

Proven Traction, Ready to Scale

We've done more revenue in January of 2026 than all of last year combined. 76,000 leads in 60 days. 3,000+ video testimonials. All with a negative customer acquisition cost, we actually profit $26 for every lead we bring in.

We're not a startup hoping the tech works. The product-market fit is proven. We're scaling what's already working.



Lead Acquisition Growth
76K leads in 60 days

TOTAL LEADS	TIMEFRAME	DAILY AVG	PEAK DAY
76,000	**60 days**	**1,267**	**~2,800**

■ Cumulative leads acquired   —— Target (76K)

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Scaling Recurring Revenue &

Each vertical we build or acquire adds ARR (revenue), users, and intelligence to the same ecosystem - multiplying value faster than traditional SaaS growth models.

Every AI department we add brings its own revenue stream:

- A social media agent has its own subscribers.
- A compliance tool has its own enterprise clients.
- Local marketing has its own demographic.

But instead of running these companies separately, UgenticAI integrates them - pooling customers, data, and cross-sell opportunities. **That means each acquisition increases total ARR by more than the sum of its parts.**

As our network of agents grows...
*...so does our **dataset** - every interaction, campaign, and performance metric trains the entire AI system. That's how we build a data moat no new competitor can replicate.*

UGENTICAI

ECOSYSTEM HUB

ARR **Social Media Agent** + ARR
Subscribers & content automation

ARR **Compliance Tool** + ARR
Enterprise clients & licensing

ARR **Local Marketing** + ARR
Regional demographics & targeting

ARR **Next Vertical** + ARR
Each new addition compounds the whole

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Who We Serve

Our customers are experts who've already proven their knowledge have value and are ready to scale it without burning out.

⚡

Entrepreneurs & Thought Leaders

Personal brand drives the business, but they're the bottleneck

---

▶

Course Creators & Educators

Built an audience, can't keep up with content demands

∝

Coaches & Consultants

Already charging for expertise, hitting the time ceiling

Our clients don't need another AI tool. They need another version of themselves.

That's exactly what we build.

---

10 Verticals

70% Moving

$500,000 ARR

10 Million+

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Each loop through the UgenticAI Growth Engine multiplies our ARR, data, and performance - positioning us at the center of the $826 billion agentic AI market.

Next, see how we're automating every marketing department small businesses rely on.

10 AI Departments. 1 Platform. Infinite Scale

UgenticAI is building 10 autonomous AI departments - each replacing an essential piece of a small business's marketing operation.

Together, they form a complete, 24/7 AI marketing workforce

Vertical	Description	Status
1 Marketing Compliance	Reviews and monitors all marketing for regulatory compliance. Will track FTC, SEC & FDA regulations. Will help significantly reduce legal costs & wait time.	
2 Social Media	First, we clone your brain/brand. Then we will create & publish across all platforms. We learn your tone, engage, and grow your audience while keeping brand & expertise consistency 24/7.	
3 Podcasting	Markets your podcast to grow subscribers & downloads. Manages social media, email, ads, guests & creates multi-purpose content all over the web from each episode.	
4 Local Marketing	Automates all local SEO, directory listings, reviews, and local promotions. Manages Yelp, Google Maps, and social mentions to drive foot traffic and online sales.	
5 Data	Collects and segments customer data from multiple channels. Automates email, SMS, and ad retargeting	

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6 Paid Ads

Builds and optimizes ad campaigns across Google, Meta, and TikTok. Continuously tests creatives, audiences, and bids to maximize ROI and reduce wasted spend.

7 Affiliate Marketing

Finds and recruits new affiliates while re-engaging inactive ones. Automates outreach, offer creation, and follow-ups to grow partner networks and boost referral sales.

8 PR & Media

Pending

Finds and pitches media outlets, influencers, and podcasts. Automates outreach and follow-up to consistently generate earned media and public visibility.

9 SEO

Pending

Optimizes websites automatically for search rankings. Handles keyword research, on-page updates, backlinks, and local SEO – continuously adapts to Google's algorithms changes.

10 Cold Outreach

Pending

Identifies and contacts potential customers or partners autonomously. Uses intelligent personalization and timing to increase response rates and booked meetings.



70%

7 of 10 already in progress

We've already built or are acquiring 7 of these departments - representing 70% of our roadmap - and our ecosystem is expanding rapidly.

Every small business in the world needs most of these 10 marketing functions to thrive, but the cost of hiring humans for each can exceed $50,000 per month (if not more).

UgenticAI's technology delivers all 10, fully automated, for less than 1% of that cost.

With each department we build or acquire, UgenticAI becomes more complete and more defensible.

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Sam Altman Calls This The "Middle Layer"

The next wave of value won't come from building foundation models. It'll come from companies that apply AI to specific problems and own the data that makes it work.



"The next wave of value will come from the middle layer"

— Sam Altman

Middle Layer

Not infrastructure, not end-user. The bridge that connects experts to AI-powered scale.

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Proven System

12 months of viral testing. $1.5M in ad spend. 3,000+ creatives. We've cracked what works.

Distribution

1.7M community + 25 years of audience-building gives us instant reach.

Now that you understand how our model works, let's show you proof - three LIVE AI departments already powering small-business marketing.

Meet The Team Having Generated $100M In Sales Together

Together, our CORE leadership team has generated over $100 million in sales together, served more than 250,000 small businesses, and built multiple successful SaaS & marketing companies.

From IPO veterans and former Wall Street dealmakers to AI engineers and marketing pioneers, our leadership team combines vision with execution.

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marketing challenges.



ANIK SINGAL

CEO | Leading M&A

Read Bio



ERIN LAWLESS, ESQ

VP, Corporate Affairs

Read Bio



RICHARD RUGGIERO

CFO

Read Bio



OLGA GEISTFELD

Chief of Staff

Read Bio



ALLISON HOYT

VP of Marketing

Read Bio



PETER GOLDSTEIN

Capitalize Chairman

Read Bio

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AI
U
ugentic AI

Become an Investor In UgenticAI

Join the Mission: 100,000 Entrepreneurs. 1 Trillion Views.

Starting at just $1,000, you can invest in UgenticAI and help us give content creators the power to clone themselves and scale their impact.

Our investors don't just get shares.

You get access to tools, training, and insider experiences designed to help you build your own clone while owning equity in the company that's making it possible.

Every tier unlocks more bonus shares, lifetime benefits, and exclusive perks.

Choose the level that fits your goals and join the movement.

Pioneer Investor

This is where your journey starts.

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Investment

· 10% Bonus Shares
· Share Price: $0.10
· Quarterly Strategy Calls (group, 4x/year)
· Access to UgenticAI Academy (training vault)
· Digital You Monetization Timeline
· 1,000 UCoins

Invest $1,000

Lifetime Academy Access

Inside, you'll unlock exclusive video trainings from AI experts who have:

- Built multi-million-dollar companies powered by AI
- Created clones generating millions of impressions
- Automated marketing and sales systems end-to-end

Plus, you'll join quarterly strategy calls where our team breaks down what's working right now in the world of AI cloning.

> This isn't just theory, it's step-by-step, watch-and-do training that helps you immediately apply AI to your own business.

Creator Investor

$2,500

Investment

· 20% Bonus Shares
· Share Price: $0.10
· Ugentic ImageLab (1,000 credits)
· 1 Year UgenticIQ Access & 5,000 UCoins
· AI Copy Tools Package (prompts, scripts

Start building your clone.

At $2,500, you unlock Ugentic ImageLab, our photo cloning software that generates professional images of you without a photoshoot.

You get 1,000 credits to create branded visuals for ads, social media, landing pages, and more. No photographer. No studio. Just you, cloned.

You also get a full year of UgenticIQ access, our Brain Clone platform that learns how you think, write, and advise. Train it on your expertise and let it create content in your expertise.

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- 1 Summit Ticket Per Year
  - Plus all Pioneer benefits

Hiring a team for this would cost $2,000 – $3,000/month - you get 1 years for FREE access plus 20% bonus shares.

Invest $2,500

Clone Studio + UgenticIQ Access

Builder Investor

$5,000

Investment

Unlock your video clone.

At $5,000, you get access to Ugentic Clone Studio, our video cloning software that puts you on camera without filming.

- 30% Bonus Shares
- Share Price: $0.10
- Ugentic VideoLab (50 credits - 15-16 sec Video)
- 1 Year UgenticIQ Access & 10,000 UCoins
- *Plus all Creator benefits*

You get 50 credits to generate 15-60 second videos of yourself. Use them for ads, social content, course modules, or sales videos. Your clone does the talking.

Combined with clone studio and UgenticIQ, you now have three of the four clone layers: Brain, Image, and Video. You're building a real content machine.

Invest $5,000

Clone Studio + UgenticIQ Access

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AI Masters Club

Join the inner circle.

At $10,000, you become a member of the AI Masters Club, our private investor community with direct access to the UgenticAI team.

You'll get monthly trainings, investor-only webinars, and networking sessions with other entrepreneurs building their clones. This is where deals get made and partnerships form.

Your UgenticIQ access extends to 3 full years, giving you long-term access to train and refine your Brain Clone as the technology evolves.

Plus, you get a dedicated concierge at UgenticAI. Questions? Stuck? Need help? You have a direct line.

VIP status at all UgenticAI events means priority seating, backstage access, and face time with the team.

$10,000

Investment

· 50% Bonus Shares
· Share Price: $0.10
· AI Masters Club Membership (12 months)
· 3 Years UgenticIQ Access & 25,000 UCoins
· Dedicated Concierge At UgenticAI
· VIP Status at All Events
· Plus all Builder benefits

Invest $10,000

AI Masters Club + 3 Years UgenticIQ

Implementation Intensive

Fly in. Build your clone. Leave ready to scale.

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Investment

- 75% Bonus Shares
- Share Price: $0.10
- 2-Day Intensive at HQ (Rockville, MD)
- 3 Years UgenticIQ Access
- Limited Seats
- 75,000 UCoins
- *Plus all AI Masters Club benefits*

Small room. 20-30 people max. You'll work directly with our team to map our your clone strategy, and leave with a clear 90-day roadmap.

This isn't a conference. It's a working session. You show up, we build together, you leave with assets in hand.

Limited seats available, we cap attendance to keep it high-touch.

> You also keep all the software access, VIP status, and AI Masters Club benefits from previous tiers.

Invest $25,000

2-Day HQ Intensive (Limited Seats)

Private Consultation

$50,000

Investment

- 95% Bonus Shares
- Share Price: $0.10
- 50 Hours 1-on-1 Consultant Time
- Clone Accelerator Included
- VIP Status at All Events

Your personal clone-building team.

At $50,000, you get 50 hours of dedicated 1-on-1 time with a UgenticAI consultant spread over 90 days following your intensive.

This isn't group support. This is our team, focused on your clone, helping you implement.

We also include Clone Accelerator, our flagship virtual training program, so you have the

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- 100,000 UCoins
- *Plus all Implementation Intensive benefits*

Think of this as a fractional AI team for 90 days. Strategy, implementation, troubleshooting, all handled.

Invest $50,000

50 Hours 1-on-1 + Clone Accelerator

Full Clone Buildout

We build your entire clone. You show up. We film.

$100,000

Investment

At $100,000, we do it all.

You fly to our Rockville, MD studio. We film you. And our team builds your complete Voice and Video clone.

You're getting:

- 105% Bonus Shares
- Share Price: $0.10
- Full Voice & Video Clone Buildout
- Clone Accelerator Included
- 180,000 UCoins
- *Plus all Private Consultation benefits*

A Voice Clone for podcasts, courses, and audio content

A Video Clone that puts you on camera without filming

An Image Clone for unlimited branded visuals

This is the same process we used to build Anik's clone, the one generating 100M+ impressions per month.

Invest $100,000

Full Clone Buildout

You don't learn how to build it. We build it for you.

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Private Day with Anik

$200,000

Investment

- 115% Bonus Shares
- Share Price: $0.10
- Private Day with Anik Singal
- Full BIVV Clone Buildout Included
- 180,000 UCoins
- *Plus all Cloning benefits*

One day. Direct access. Everything you need.

At $200,000, you get a full private day with Anik Singal.

We'll go through your entire business, your offer, your audience, your content strategy, your social plan. Anik will personally connect you to the people you need to meet.

This is a full day, in person, one-on-one.

You also get the complete Voice & Video clone buildout, so you leave with your clone fully built AND a strategic roadmap designed by the founder himself.

Only a handful of these are available per year.

Invest $200,000

Private Day with Anik + Full Clone

Comparison

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$1k Tier:	$0.10
$2.5k Tier:	$0.10
$5k Tier:	$0.10
$10k Tier:	$0.10
$25k Tier:	$0.10
$50k Tier:	$0.10
$100k Tier:	$0.10
$200k Tier:	$0.10

Bonus Shares

$1k Tier:	10%
$2.5k Tier:	20%
$5k Tier:	30%
$10k Tier:	50%
$25k Tier:	75%
$50k Tier:	95%
$100k Tier:	105%
$200k Tier:	115%

UgenticAI Academy

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$1k Tier:

$2.5k Tier:

$5k Tier:

$10k Tier:

$25k Tier:

$50k Tier:

$100k Tier:

$200k Tier:

UgenticIQ
(Social Media AI)

$1k Tier:	—
$2.5k Tier:	1 Year Free
$5k Tier:	2 Years Free
$10k Tier:	3 Years Free
$25k Tier:	3 Years Free
$50k Tier:	3 Years Free
$100k Tier:	3 Years Free

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Early Beta Access to New Tools

$1k Tier:	—
$2.5k Tier:	—
$5k Tier:	✓
$10k Tier:	✓
$25k Tier:	✓
$50k Tier:	✓
$100k Tier:	✓
$200k Tier:	✓

AI Masters Club

(Annual)

$1k Tier:	—
$2.5k Tier:	—
$5k Tier:	—
$10k Tier:	✓
$25k Tier:	(Lifetime) ✓
$50k Tier:	(Lifetime) ✓

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$200k Tier:  (Lifetime)

Private Community & Monthly Deep Dives

$1k Tier:

$2.5k Tier:

$5k Tier:

$10k Tier:

$25k Tier:

$50k Tier:

$100k Tier:

$200k Tier:

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Message From Our Founder

Anik Singal

"I've Spent 20 Years Helping Entrepreneurs Scale Now I'm Giving Them a Superpower."

Over the last 20 years, I've built and scaled multiple companies, generated $150M+ in digital sales, and built a community of 1.7M+ followers.

But I hit the same wall every expert faces: my impact was limited by my time. **So I cloned myself.**

Using AI to replicate my Brain, Voice, Image, and Video, my clone now generates 100M+ impressions per month reaching more people in 30 days than I could in years of manual content creation.

The result? Proof that expert knowledge can scale infinitely without losing authenticity.

Now, I'm on a mission to give this superpower to every entrepreneur who has knowledge worth sharing. We're not just building a company we're democratizing influence, giving every expert the reach they deserve regardless of their resources or following.

If you've ever believed in scaling impact, empowering entrepreneurs, and changing lives through knowledge I'd be honored to have you join me on this journey.

The vision: 1 trillion views of expert knowledge that changes the world.



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Financials and Details

Use Of Proceeds	% Of Proceeds If Target Offering Raised	Amount If Target Offering Raised	% Of Proceeds If Maximum Offering Raised	Amount If Maximum Offering Raised
Intermediary Fees	7.00%	$700.00	7.00%	$301,000.00
Payroll	0%	$0.00	25%	$1,075,000.00
Operations	93.00%	$9,300.00	10%	$430,000.00
Product Development	0%	$0.00	10%	$430,000.00
Marketing	0%	$0.00	10%	$500,000.00
Acquisitions	0%	$0.00	38.00%	$1,634,000.00
Total	100.00%	$10,000.00	100.00%	$4,300,000.00

Investor Risk Disclosures

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FAQ

Investing FAQs

UgenticAI FAQs

Why Invest In Startups?

How Much Can I Invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

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Exceptions to limitations during the one-year lockup:

What happens if UgenticAI does not reach its funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how UgenticAI is doing?

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Invest Now At $0.10 Per Share & Get Up To 115% Bonus Shares!

Invest $2,500+ For 20% Bonus Shares

Invest $5,000+ For 30% Bonus Shares

Invest $10,000+ For 50% Bonus Shares

Invest $100,000+ For 105% Bonus Shares

Webinar Bonus Shares

Invest to unlock a global, trillion-dollar opportunity.

Invest Now
Up To 115% Bonus Shares

The Company plans to offer webinars to prospective investors throughout the course of the Offering. Any individual who attends the webinar and makes an investment in this Offering within 5 days of the webinar will earn a 5% bonus on their investment. The 5% bonus will end at 11:59pm Pacific Time 5 days after the webinar. For example, if a webinar is held at 10:00am Pacific Time on a Tuesday, the investor will be eligible to earn a 5% on their investment if they complete their investment by the following Sunday at 11:59pm Pacific Time. The Company will maintain a record of all webinar attendees based on email address and will match this email address with the investment.

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Legal Disclaimer

Securities offered under Regulation Crowdfunding under the Securities Act of 1933 are offered by Jumpstart Micro, Inc, d.b.a Issuance Express, a Funding Portal registered with the Securities and Exchange Commission and a member of FINRA. Under the regulation, Issuance Express acts as an Intermediary platform for Issuers (companies selling securities in compliance with the rules) and Investors (individuals purchasing services offered by Issuers). Issuance Express does not provide investment advice or make any investment recommendations to any persons, ever, and at no time does Issuance Express come into possession of Investor funds transferred directly to a bank escrow account. Issuers and Investors should carefully read our **Disclosures**, **Educational Materials**, and our site **Privacy Policy** and **Terms of Use** before using the Issuance Express funding portal. Investors should weigh the risk of making investments, which includes the potential loss of your investment and the illiquid nature of non-public shares.

©2025 UgenticAI. All Right Reserved

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SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ISSUANCE EXPRESS (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS

MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: UgenticAI, Inc.
        9211 Corporate Blvd, Suite 140
        Rockville, MD, 20850

Ladies and Gentlemen:

1.   <u>Subscription</u>.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class B Common Stock (the "Securities"), of UgenticAI, Inc., a Delaware Corporation (the "Company"), at a purchase price of $0.10 per share of Class B Common Stock (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Class B Common Stock are as set forth in the Restated Certificate of Incorporation and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Securities sold shall not exceed 43,000,000 (the "Oversubscription Offering").   The Company may accept subscriptions until April 30, 2027 (the "Termination Date"). Providing that subscriptions for 100,000 Securities are received (the "Minimum Offering"), , the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"), provided 21 days have passed since the commencement of Securities sales, a notice is distributed with the new anticipated deadline of the offering, the right to cancel for any reason until 48 hours prior to the new offering deadline, whether the Company will continue to accept Securities sales during the 48-hour period prior to the new offering deadline, and the new offering deadline is scheduled for and occurs at least five business days after the notice is distributed.

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f)   There are restrictions on the Subscriber's ability to cancel the purchase of Securities and obtain a return of his or her investment. The Subscriber can cancel the purchase of Securities for any reason until 48 hours prior to the Termination Date or Closing Date, whichever is earlier.

(g)   With any material change to the terms of the offering, or to the information provided by the Company, a notice will be distributed with the notice of the changes, and that the Subscriber's commitment will be canceled unless the Subscriber reconfirms his or her Securities purchase within the given business days.

2.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by North Capital Private Securities Corporation will serve as the escrow facilitator for this offering. (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the Company's Transfer Agent, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a Corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2025 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Mongio & Associates CPAs, LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation.   Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber.   By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision. Further,

(i)   Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

(ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

(iii) Subscriber acknowledges that Subscriber has been informed of the compensation that Jumpstart Micro, Inc dba Issuance Express, the funding portal Intermediary receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(b)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(c)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f)   Investment Limits. Subscriber represents that:

(i)   Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(g)   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(h)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting

thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: UgenticAI, Inc.
                                          9211 Corporate Blvd, Suite 140
                                          Rockville, MD 20850

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(g), 5, and 6 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the Intermediary ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

> (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

> > (B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of

securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).


UGENTICAI, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)


Complily, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

FIRST: The name of this corporation is Complily, Inc. (the "**Corporation**") and that this corporation was originally incorporated pursuant to the General Corporation Law on February 4, 2025.

SECOND: The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

THIRD: Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 13th day of August, 2025.

By:_____
Anik Singal, CEO

UGENTICAI, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is UgenticAI, Inc. (the "**_Corporation_**").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 8 The Green, Suite R, Dover, DE 19901, County of New Castle. The name of its registered agent at such address is Registered Agents, Inc.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 2,000,000,000 shares of Common Stock, $0.00001 par value per share (the "**_Common Stock_**"). The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   Authorized Common Stock. 845,000,000 shares of the authorized Common Stock of the Corporation are hereby designated "**_Class A Common Stock_**" and 1,155,000,000 shares of the authorized Common Stock of the Corporation are hereby designated "**_Class B Common Stock_**". The Class A Common Stock and Class B Common Stock are sometimes referred to herein collectively as the "**_Common Stock_**." Effective upon the filing of this Restated Certificate (the "**_Effective Time_**"), each issued and outstanding share of Common Stock shall automatically and without any further action on the part of the holder thereof be converted into shares of Class A Common Stock on a 1:1 basis.

2.   Voting.

2.1   Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the

Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2.2   Class B Common Stock. Except as provided by law, holders of Class B Common Stock shall not be entitled to any voting rights in the Company, including for the avoidance of doubt, the right to elect directors.

3.   Dividends; Splits and Combinations. If the Corporation shall declare, pay or set aside any dividends on any class or series of Common Stock (other than dividends on such class or series of Common Stock payable in shares of such class or series of Common Stock) the holders of each other class and series of Common Stock shall be entitled to receive the same per share dividend as that paid on such class or series of Common Stock. If the Corporation shall make or issue, or fix a record date for the determination of holders of any class or series of Common Stock entitled to receive, a dividend or other distribution payable on such class or series of Common Stock in additional shares of such class or series of Common Stock, then and in each such event the Corporation shall pay on each other class and series of Common Stock a dividend or distribution of an equal number of shares of such other class or series of Common Stock so that the proportion of outstanding shares of each class and series of Common Stock remains the same before and after giving effect to such dividend or distribution. If the Corporation shall at any time or from time to time effect a subdivision or combination of any class or series of Common Stock, each other class and series of Common Stock shall be proportionately subdivided or combined, as the case may be.

4.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

4.1   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), the assets of the Corporation shall be distributed among the holders of Common Stock pro rata based on the number of such shares held by such holders.

4.2   Deemed Liquidation Events.

4.2.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**":

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

4.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be the fair market value of such property, determined in good faith by the Board of Directors of the Corporation.

5.   Election of Directors. The holders of record of a majority of the shares of Class A Common Stock shall be entitled to elect all of the directors of the Corporation. Any director elected as provided in the preceding sentence may be removed with or without cause by, and only by, the affirmative vote of the holders of a majority of the shares of Class A Common Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of the holders of a majority of the shares of Class A Common Stock. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the shares of Class A Common Stock shall constitute a quorum for the purpose of electing such director. A vacancy in any directorship filled by the holders of Class A Common Stock shall be filled only by vote or written consent in lieu of a meeting of the holders of Class A Common Stock or by any remaining director or directors elected by the holders of the Class A Common Stock pursuant to this Section 5.

6.   Conversion.

6.1   Optional Conversion. Each share of Class A Common Stock shall be convertible on a 1:1 basis, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Common Stock. The holder of Class A Common Stock shall surrender the certificate or certificates (or lost certificate affidavit and agreement) for Class A Common Stock, and the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a notice of issuance of uncertificated shares of Class B Common Stock.

6.2   Mandatory Conversion. Upon the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "*IPO*"), all outstanding shares of Class B Common Stock shall automatically be converted into shares of Class

A Common Stock on a 1:1 basis and such shares may not be reissued by the Corporation (the time of the closing of the IPO is referred to herein as the "***Mandatory Conversion Time***").

6.3   Procedural Requirements. All holders of record of shares of Class B Common Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Class B Common Stock pursuant to Section 6.1. Unless otherwise provided in this Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Class B Common Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 6.2. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Class B Common Stock converted pursuant to Section 6.1 will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 6.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Class B Common Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a notice of issuance of uncertificated shares of Class A Common Stock. Such converted Class B Common Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class B Common Stock accordingly.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by the Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by the Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *

Dropbox Sign

Title	Restated Cert 2B shares - Please sign
File name	UgenticAI_Inc._-_...ncorporation.docx
Document ID	c377d96843269c55bf5bf37294432c0ad540af47
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BYLAWS
OF
UgenticAI, INC.

ARTICLE 1
STOCKHOLDERS

Section 1.1 Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2 Special Meetings. Special Meetings of the stockholders of the Corporation may be called, for any purposes, by the Chairman of the Board, the Chief Executive Officer or the Board of Directors at any time. Upon written request of any stockholder or stockholders holding in the aggregate one-tenth of the voting power of all stockholders delivered in person or sent by registered mail to the Chairman of the Board, Chief Executive Officer or Secretary of the Corporation, the Secretary shall call a special meeting of stockholders to be held at the office of the Corporation required to be maintained pursuant to Section 2 of Article I hereof at such time as the Secretary may fix, such meeting to be held not less than ten nor more than sixty days after the receipt of such request, and if the Secretary shall neglect or refuse to call such meeting, within seven days after the receipt of such request, the stockholder making such request may do so.

Section 1.3 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by application law or the Articles of Incorporation, the written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation.

Section 1.4 Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5   Quorum. At each meeting of stockholders, except where otherwise provided by law or the Articles of Incorporation of these Bylaws, the holders of most of the outstanding shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided in Section 1.4 of these Bylaws until a quorum shall attend. Shares of its own stock belonging to the Corporation or to another corporation, if most of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of any corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6   Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the absence of such person, the President, or in his or her absence by the Vice President, or in the absence of the foregoing persons, by a chairman designated by the Board of Directors, or in the absence of such designation, by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7   Voting; Proxies. Unless otherwise provided by law or the Articles of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from this date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only if, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Unless otherwise required by law, voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors unless the Board of Directors, or holders of most of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting shall so determine. At all meetings of stockholders for the election of directors a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law or by the Articles of Incorporation or these Bylaws, be decided by the vote of the holders of most of the outstanding shares of stock entitled to vote thereon present in person or by proxy at the meeting.

Section 1.8   Fixing Date for Determination of Stockholders of Record.

(a)   In order that the Corporation may determine the stockholders entitled to notice of or vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date such record date is fixed and shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed, the record date for determining stockholders entitled to notice of or vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given. The record date for any other purpose other than stockholder action by written consent shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b)   In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall no precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when nor prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Missouri, its principal place of business, or any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record dates have been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

Section 1.9   <u>List of Stockholders Entitled to Vote.</u> The Secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in t the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 1.10 <u>Inspectors of Elections; Opening and Closing the Polls.</u>

(a)   If required by the Delaware General Corporation Law, the Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. The procedures, oath, duties, and determinations with respect to inspectors shall be as provided under the Delaware General Corporation Law.

(b)   The chairman of any meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 1.11 <u>Action by Written Consent of Stockholders.</u> Unless otherwise restricted by the Articles of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE II
BOARD OF DIRECTORS

Section 2.1 <u>Number; Qualifications.</u> The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. The initial number of directors shall be two, and thereafter shall be fixed from time to time by resolution of the Board of Directors. Directors need not be stockholders.

Section 2.2 <u>Election; Resignation; Removal; Vacancies.</u> The Board of Directors shall initially consist of the persons elected as such by the incorporator or named in the Corporation's Articles of Incorporation. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect Directors to replace those Directors whose terms then expire. Any Director may resign at any time upon written notice to the Corporation. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the Board, although such majority is less than quorum, or by a plurality of the votes cast at a meeting of stockholders, and each Director so elected shall hold office until the expiration of the term of office of the Director whom he or she has replaced.

Section 2.3   Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board of Directors.

Section 2.4   Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or most of the members of the Board of Directors then in office and may be held at any time, date or place, within or without the State of Missouri, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally or in writing, by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile or similar communication method. Unless otherwise indicated in the notice, all business may be transacted at a special meeting.

Section 2.5   Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board, may participated in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all person s participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

Section 2.6   Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the whole Board shall constitute a quorum for the transaction of business. Except as otherwise provided in these Bylaws, or in the Articles of Incorporation or required by law, the vote of most of the directors' present shall be the act of the Board of Directors.

Section 2.7   Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the President, or in their absence by a chairman chosen at the meeting. The Secretary shall act as a secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8   Written Action by Directors. Unless otherwise restricted by the Articles of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 2.9   Powers. The Board of Directors may, except as otherwise required by law or the Articles of Incorporation, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2.10 Compensation of Directors. Directors, as such, may receive, pursuant to a resolution of the Board of Directors, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board of Directors.


ARTICLE III
COMMITTEES


Section 3.1   Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification for a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to amending the Articles of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided in Section 151(a) of the General Corporation Law, fix any of the preferences or rights of such shares, except voting rights of the shares), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of dissolution, or amending these Bylaws; and, unless the resolution expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

Section 3.2   Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the board may make, alter and repeal rules for conduct of its business. In the absence of such rules each committee shall conduct its business in t same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV
OFFICERS

Section 4.1 Executive Officers; Election; Qualifications; Term of Office; Resignation; Removal; Vacancies. The Board of Directors shall choose a President and Chief Financial Officer, and it may, if it so determines, choose a Chairman of the Board and Vice Chairman of the Board from among its members. The Board of Directors may also choose one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers. Each such officer shall hold office at the pleasure of the Board of Directors until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 4.2 Powers and Duties of Executive Officers. The officers of the corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.3 Compensation. The salaries of all officers and agents of the Corporation shall be fixed from time to time by the Board of Directors or by a committee appointed or officer designated for such purpose, and not officer shall be prevented from receiving such compensation because he is also a director of the Corporation.

ARTICLE V
STOCK

Section 5.1 Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Secretary, or an Assistant Secretary, or by the Treasurer, or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by him or her in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 5.2 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his or her legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 5.3   Other Regulations.   The issue, transfer, conversion and registration of stock certificates shall be governed by such other regulations as the Board of Directors may establish.


ARTICLE VI
INDEMNIFICATION


Section 6.1   Right to Indemnification.   The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended in a manner more favorable to indemnitees, any person (an "Indemnitee") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he, she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit planes, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such Indemnitee. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3, the Corporation shall be required to indemnify an Indemnitee regarding a proceeding (or part thereof) commenced by such Indemnitee only in the commencement of such proceeding (or part thereof) by the Indemnitee was authorized by the Board of Directors of the Corporation.

Section 6.2   Prepayment of Expenses.   The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should ultimately be determined that the Indemnitee is not entitled to be indemnified under this Article VI or otherwise; and *provided, further,* that the Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings a claim, in a proceeding, alleging that such person has breached his or her duty of loyalty to the Corporation, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper professional benefit from a transaction.

Section 6.3   Claims. If a claim for indemnification or payment of expenses under this Article VI is not paid in full within sixty (60) days after a written claim therefore by the

Indemnitee has been received by the Corporation, the Indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnitee is not entitled to the requested indemnification or payment of expenses under applicable law.

Section 6.4 <u>Nonexclusively of Rights.</u> The rights conferred on any Indemnitee by this Article VI shall not be exclusive of any other rights which such Indemnitee may have or hereafter acquire under any statue, provision of the Articles of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

Section 6.5 <u>Other Sources.</u> The Corporation's obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

Section 6.6 <u>Amendment or Repeal.</u> Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any Indemnitee in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 6.7 <u>Other Indemnification and prepayment of Expenses.</u> This Article VI shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Indemnitees when and as authorized by appropriate corporate action.

Section 6.8 <u>Indemnification Contracts.</u> The Board of Directors is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent to the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification rights to such person. Such rights may be greater than those provided in this Article VI.

Section 6.9 <u>Effect of Amendment.</u> Any amendment, repeal or modification of any provision of this Article VI shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI and existing at the time of such amendment, repeal or modification.

Section 6.10 <u>Insurance.</u> The Corporation may purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her on his or her behalf in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article VI.

Section 6.11 <u>Savings Clause.</u> If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer of the Corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation to the full extent permitted by any applicable portion of this Article VI that shall not have been invalidated and to the full extent permitted by applicable law.

ARTICLE VII
MISCELLANEOUS

Section 7.1 <u>Fiscal Year.</u> The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 7.2 <u>Seal.</u> The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.3 <u>Waiver of Notice of Meetings of Stockholders, Directors and Committees.</u> Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors' need be specified in any written waiver of notice.

Section 7.4 <u>Interested Directors; Quorum</u>. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or e stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 7.5 <u>Form of Records.</u> Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of any information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 7.6 <u>Reliance Upon Books and Records.</u> A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation's officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 7.7 <u>Certification of Incorporation Governs.</u> In the event of any conflict between the provisions of the Corporation's Articles of Incorporation and these Bylaws, the provisions of the Articles of Incorporation shall govern.

Section 7.8 <u>Severability.</u> If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Corporation's Articles of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Articles of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Articles of Incorporation) shall remain in full force and effect.

Section 7.9 <u>Amendments.</u> Stockholders of the Corporation holding a majority of the Corporation's outstanding voting stock shall have power to adopt, amend or repeal Bylaws. To the extent provided in the Corporation's Articles of Incorporation, the Board of Directors of the Corporation shall also have the power to adopt, amend or repeal Bylaws of the Corporation, except insofar as Bylaws adopted by the stockholders shall otherwise provide.

Section 7.10 <u>Medical Benefits</u>. The Corporation agrees to cover and pay for all medical benefits for all its employees, including the following, as allowed, co-pays, expenses, and premiums.

UgenticAI, Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (Audited) and
Independent Auditor's Report

Years ended December 31, 2025 & 2024



INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
UgenticAI, Inc.

We have audited the accompanying consolidated statements of financial position of UgenticAI, Inc. as of December 31, 2025 & 2024, and the related statements of operations, statements of cash flows, and the statements of changes in shareholder equity (deficit) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of UgenticAI, Inc. as of December 31, 2025, & 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 5, 2026

Vincenzo Mongio

UgenticAI, Inc.
STATEMENTS OF FINANCIAL POSITION (AUDITED) (CONSOLIDATED)

		As of December 31st		
		2025		**2024**
Assets				
Current Assets:				
Cash and Cash Equivalents	$	1,437,734	$	100,170
Accounts Receivable		145,361		1,057
Loan Receivable		120,000		-
Prepaid Expenses		203,163		725
Other		62,308		-
Total Current Assets		**1,968,566**		**101,952**
Other Assets:				
Fixed Assets, net of Accumulated Depreciation		49,759		-
Intangible Assets, net of Accumulated Amortization		177,342		-
Deferred Offering Costs		32,500		
Security Deposits		8,591		8,591
Total Other Assets		**268,192**		**8,591**
Total Assets	$	**2,236,758**	$	**110,543**
Liabilities and Stockholders' Deficit				
Liabilities				
Current Liabilities:				
Accounts Payable	$	211,195	$	43,268
Deferred Revenue		157,101		56,084
Accrued Expenses		111,455		-
Notes Payable		15,000		-
Accrued Interest		33,126		-
Reserve for Refund		1,500		1,500
Total Current Liabilities		**529,377**		**100,852**
Non-Current Liabilities				
Notes Payable - Related Parties		2,268,088		332,000
Total Non-Current Liabilities		**2,268,088**		**332,000**
Total Liabilities		**2,797,465**		**432,852**
Commitments and Contingencies (Note 4)				
Stockholders' Equity (Deficit)				
Common Stock		8,450		-
Preferred Stock		3,727		-
Additional Paid-in Capital		2,678,905		-
Accumulated Deficit		(3,251,789)		(322,309)
Total Stockholders' Equity (Deficit)		**(560,707)**		**(322,309)**
Total Liabilities and Stockholders' Equity (Deficit)	$	**2,236,758**	$	**110,543**

UgenticAI, Inc.
STATEMENTS OF OPERATIONS (AUDITED) (CONSOLIDATED)

		Year Ended December 31,		
		2025		**2024**
Revenues:				
Revenue	$	2,210,988	$	67,294
Total Revenues	$	**2,210,988**	$	**67,294**
Cost of Revenue:				
Cost of Revenue	$	6,302	$	6,759
Total Cost of Revenue	$	**6,302**	$	**6,759**
Gross Profit	$	2,204,686	$	60,535
Operating Expenses:				
Advertising and Marketing	$	1,177,646	$	5,768
General and Administrative		3,430,932		70,210
Research and Development		271,664		261,597
Rent and Lease		110,930		45,174
Depreciation		4,952		-
Amortization		3,000		-
Total Operating Expenses	$	**4,999,124**	$	**382,749**
Other (Income) Expense:				
Interest Expense	$	148,297	$	95
Other Expenses		7,541		-
Other Income		(20,796)		-
Total Other (Income) Expense	$	**135,042**	$	**95**
Loss from Continuing Operations Before Income Taxes	$	**(2,929,480)**	$	**(322,309)**
Provision for Income Tax Expense/(Benefit)		-		-
Net Income (loss)	$	**(2,929,480)**	$	**(322,309)**
Comprehensive Loss	$	**(2,929,480)**	$	**(322,309)**

UgenticAI, Inc.
STATEMENTS OF CASH FLOWS (AUDITED) (CONSOLIDATED)

		Year Ended December 31,		
		2025		**2024**
OPERATING ACTIVITIES				
Net Income (Loss)	$	(2,929,480)	$	(322,309)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation		4,952		-
Amortization		3,000		-
Changes in operating assets and liabilities:				
Accounts Receivable		(144,304)		(1,057)
Prepaid Expenses		(202,438)		(725)
Other Asset		(62,308)		-
Accounts Payable		167,927		43,268
Deferred Revenue		101,017		56,084
Accrued Expenses		111,455		-
Accrued Interest		33,126		-
Reserve for Refund		-		1,500
Net Cash provided by (used in) Operating Activities	$	(2,917,053)	$	(223,239)
INVESTING ACTIVITIES				
Fixed Assets		(54,711)		-
Intangible Assets		(180,342)		-
Deferred Offering Costs		(32,500)		
Loan Receivable		(120,000)		-
Security Deposits		-		(8,591)
Net Cash provided by (used by) Investing Activities	$	(387,553)	$	(8,591)
FINANCING ACTIVITIES				
Proceeds from Preferred Stock		8,450		-
Proceeds from Common Stock		3,727		-
Proceeds from Paid-in Capital		2,346,905		-
Proceeds from Notes Payable - Related Parties		2,268,088		332,000
Proceeds from Notes Payable		15,000		-
Net Cash provided by (used in) Financing Activities	$	4,642,170	$	332,000
Cash at the beginning of period	$	100,170	$	-
Net Cash increase (decrease) for period		1,337,564		100,170
Cash at end of period	$	1,437,734	$	100,170

UgenticAI, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (AUDITED) (CONSOLIDATED)
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock		Common Stock - Non Voting		Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance on January 1, 2024	-	$ -	-	$ -	$ -	$ -	$ -
Net Loss	-	-	-	-	-	(322,309)	(322,309)
Balance on December 31, 2024	-	$ -	-	$ -	$ -	$ (322,309)	$ (322,309)
Issuance of Stock	845,000,000	8,450	372,711,381	3,727	2,678,905	-	2,691,082
Net Loss	-	-	-	-	-	(2,929,480)	(2,929,480)
Balance on December 31, 2025	**845,000,000**	**$ 8,450**	**372,711,381**	**$ 3,727**	**$ 2,678,905**	**$ (3,251,789)**	**$ (560,707)**

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

UgenticAI, Inc. ("the Company") was formed in Delaware on February 4th, 2025. The Company acquires and operationalizes AI and SaaS companies through disciplined capital deployment, distribution infrastructure and centralized scale. The Company acquired Complily, Inc., a company formed to address the compliance requirements of the FTC and other regulator laws for marketing and sales operations. Complily, Inc. provides an AI powered compliance platform that analyzes and tracks your ads, landing pages, sales videos, webinars, and sales calls, all in one place. The Company has also entered into numerous letters of intent for acquisition and several are in due diligence stage. The Company also develops its own AI Agentic software. The Company is headquartered in Rockville Maryland and reaches customers worldwide.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Complily, Inc. a Delaware entity formed on October 24th, 2023. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Acquisition of Complily, Inc.

On August 18, 2025, the Company acquired 100% of the outstanding shares of Complily, Inc. in a transaction under common control. Total consideration was $6,420,000, consisting of 100,000,000 shares of common stock valued at $5,000,000 and a promissory note payable of $1,420,000. The acquisition was accounted for in accordance with ASC 805-50. Assets and liabilities were recognized at historical carrying values. No fair value adjustments, goodwill, or intangible assets were recorded. The difference between consideration transferred and historical net assets was recorded as an adjustment to additional paid-in capital. Complily, Inc. is an AI powered agentic platform that monitors marketing materials and sales activity to keep companies marketing regulatory compliant. The Company strongly believes Complily will be one of several AI and SAAS acquisitions targeted that will benefit from centralized resources, capital raised through Crowdfunding, distribution, and marketing under the UgenticAI, Inc. corporate umbrella.

The following table summarizes the consideration paid, assets acquired, and liabilities assumed in connection with the acquisition of Complily, Inc.

Consideration	
Common Stock Issued	5,000,000
Promissory Note Payable	1,420,000
Total Consideration	6,420,000
Assets Acquired	
Cash	125,937
Prepaid Expenses	3,288
Intangibles & Patents	5,286
Security Deposits	8,591
Total Assets Acquired	143,102
Liabilities Assumed	
Accounts Payable	3,606
Accrued Liabilities	14,816
Deferred Revenue and Refund Liability	64,962
Total Liabilities Assumed	83,384
Net Identifiable Assets Acquired	59,718
Excess of Consideration over net assets acquired	6,360,282

Asset Acquisitions

On October 15, 2025, the Company acquired The Investing Journal for total consideration of $60,000, consisting of $35,000 cash and a $25,000 promissory note. The transaction was accounted for as an asset acquisition under ASC 805-50. The purchase price was allocated to identifiable intangible assets and is being amortized over estimated useful lives.

On December 15, 2025, the Company acquired certain software and intellectual property assets from ShortsPro Software Assets for $110,000. The purchase price was initially deposited into escrow at closing in accordance with the terms of the agreement. At year-end, the escrow conditions were satisfied, and the funds were released to the seller. As of the issuance date of these financial statements, no restricted cash balance related to this transaction remains. The transaction was accounted for as an asset acquisition under ASC 805-50. The purchase price was allocated to identifiable intangible assets based on relative fair value and is being amortized over estimated useful lives.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

AI Clone revenue is generated from providing customers access to the Company's AI-based software platform and related digital product functionality, with the primary performance obligation being delivery of platform access or subscription services, recognized either at a point in time upon access being made available or ratably over the subscription term, depending on contract terms. UgenticIQ revenue is derived from providing customers access to software products and related subscription-based services, with revenue recognized upon delivery of access or over the applicable service period as the Company satisfies its performance obligations. Sponsorship revenue is generated from marketing, promotional, and brand partnership arrangements, with the primary performance obligation consisting of fulfilling contractual sponsorship services, recognized ratably over the sponsorship term. Revenue from Complily, Inc. is recognized over time during the contractual service period as customers simultaneously receive and consume the benefits of platform access. The Company's primary performance obligation for this revenue stream is the provision of access to its AI-powered compliance platform. Refunds and credits are recorded as reductions of gross revenue in the period incurred.

Year	AI Clone Product	UgenticIQ Product	Sponsorship Revenue	Complily Revenue	Refunds and Credits	Total
2025	1,312,134	756,263	105,000	248,438	(210,847)	2,210,988

The Company recognized deferred revenue of $157,101 and $56,084 as of December 31st, 2025 and 2024, respectively, representing cash received or amounts billed in advance for performance obligations not yet satisfied.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs

are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Computers	5	33,230	(2,342)	-	30,888
Furniture & Fixtures	7	20,537	(1,666)	-	18,871
Grand Total	**-**	**53,767**	**(4,008)**	**-**	**49,759**

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

See Asset Acquisitions for details of intangible assets obtained totaling approximately $170,000.

Prepaid Expenses

Prepaid expenses consist primarily of advance payments for event sponsorships, conferences, marketing, insurance, software subscriptions, and other professional services to be recognized over the applicable service periods. As of December 31st, 2025, prepaid expenses were $203,163 and are expected to be expensed as the related goods or services are received.

Loans Receivable

On May 20, 2025, the Company entered into an agreement to provide a third-party principal borrowings of $20,000, maturing on December 31, 2025. Interest accrues on the principal at a fixed per annum rate equal to the Secured Overnight Financing Rate ("SOFR") applicable on the disbursement date, with all principal and accrued interest due at maturity. The loan is secured by a continuing security interest in the third party's accounts receivable and includes provisions for late fees of up to 2% of the payment amount due.

During 2025, the Company entered into a Letter of Intent to acquire certain assets of Marketing Blocks / SaaS Blocks and advanced a $100,000 bridge loan to the target entity. Subsequent to additional due diligence, the Company elected not to proceed with the acquisition. The LOI was formally withdrawn on January 14, 2026. As of December 31, 2025, the $100,000 advance is recorded as a loan receivable. Management is evaluating collectability in accordance with applicable accounting guidance.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company adopted their 2025 Equity Incentive Plan that authorizes equity awards, including stock options, restricted stock, and restricted stock units, to employees, consultants, and directors of the Company and affiliates to attract, retain, and motivate participants. A Board-appointed Committee administers the plan, determining eligibility, award type, terms, and conditions, with authority to amend, assume, or cancel awards in connection with corporate transactions. Awards may be forfeited for cause or detrimental activity.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to their sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

On August 13th, 2025, the Company issued 86,000,000 stock options with fair market value as of the date of issuance of $0.04 per share.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2025	-	-
Granted	86,000,000	$0.04
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2025	86,000,000	$0.04
Options exercisable, December 31, 2025	28,416,667	$0.04

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2025	-	-
Granted	86,000,000	0.04
Vested	(28,416,667)	0.04
Forfeited		-
Nonvested options, December 31, 2025	57,583,333	0.04

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that they believe that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that they will be able to realize their deferred tax assets in the future in excess of their net recorded amount, the Company will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) they determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, they recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Maryland. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on their financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Acquisition of Complily, Inc. disclosure in Note 2 for details of acquisition of a related party entity.

In connection with the acquisition of Complily, Inc., the Company entered into a promissory note with a related party for principal of $1,420,000, bearing interest at 5% per annum. The note is secured by substantially all Company assets. The note does not have a fixed maturity date and becomes due upon the earlier of (i) an acquisition of the Company, including a merger, sale of substantially all assets, or sale of a majority of voting securities, or (ii) the Company's initial public offering, unless prepaid earlier at the Company's option.

As of December 31st, 2025, the Company has a promissory note payable to a founder with a principal balance of $848,088, bearing interest at 5% per annum and maturing on December 1, 2028. Interest expense has been accrued as of year-end. As of December 31st, 2024, the Company had a promissory note payable to the same party with a principal balance of $332,000, which was contributed to additional paid-in capital in 2025 without cash repayment..

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Exclusive Option Agreement

On October 10, 2025, the Company entered into an Exclusive Option Agreement with a third party to acquire substantially all its assets for a contemplated purchase price of $4,000,000. The Company paid a non-refundable option fee of $150,000. On December 1, 2025, the Company elected not to exercise the option due to changes in internal strategy. Accordingly, the option fee was retained by the seller and recorded as acquisition-related expense within operating expenses for the year ended December 31, 2025.

Leases

The Company entered into an office lease agreement commencing February 15, 2024 for approximately 1,909 square feet of office space in Rockville, Maryland, with an original expiration date of April 30, 2025, requiring monthly base rent of $4,295, subject to additional operating expenses beginning January 1, 2025, and an $8,591 security deposit. Effective April 30, 2025, the lease was assigned and amended to expand the leased premises by approximately 3,281 additional rentable square feet and extend the lease term through April 30, 2026. During the extension period, monthly base rent increased to $11,677, tenant operating cost responsibility continued, and the tenant's proportionate share increased from 1.65% to 4.48%. The lease also provides two optional one-year extension periods subject to notice and compliance provisions. Management evaluated the lease amendment as a separate short-term lease under ASC 842, and because the amended term did not exceed 12 months and did not include a purchase option reasonably certain of exercise, the Company elected the short-term lease exemption and did not recognize a related right-of-use asset or lease liability. Accordingly, lease payments are recognized as rent expense on a straight-line basis over the lease term, and no right-of-use asset or lease liability was recognized.

NOTE 5 – LIABILITIES AND DEBT

Notes Payable

See Note 3 – Related Party Transactions for details of related party loans.

As part of the acquisition of the assets of the Investing Journal, See Note 2 above for additional details, the Company entered into a promissory note agreement with the seller to repay the remaining purchase price totaling $25,000. The note does not accrue interest and is payable in five equal monthly installments of $5,000 beginning November 2025, with a maturity date of March 2026.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025			For the Year Ended December 2024		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Notes Payable - Related Party 1	1,420,000	5%	Due Upon Acquisition or IPO	-	1,420,000	1,420,000	-	-	-
Notes Payable - Related Party 2	848,088	5%	2028	-	848,088	848,088	-	332,000	332,000
Notes Payable	25,000	None	2026	15,000	-	15,000	-	-	-
Total				15,000	2,268,088	2,283,088	-	332,000	332,000

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	15,000
2027	-
2028	848,088
2029	-
2030	-
Thereafter	-
Event Based Maturity	1,420,000

Convertible Notes

During 2025, the Company issued convertible notes for aggregate proceeds of approximately $2,700,000. The notes bore simple interest at annual rates ranging from 8% to 10% per annum and were convertible into equity upon a qualified financing at either an 80% discount to the financing price or based on valuation caps ranging from $20.0 million to $35.0 million.

On October 16, 2025, all outstanding principal and accrued interest converted into equity shares as a result of a qualified financing event. No convertible notes balances remained outstanding as of December 31, 2025.

Future Equity Obligations

The Company entered into Simple Agreements for Future Equity ("SAFEs") with investors for estimated total proceeds of approximately $1,260,000. The agreements provide for conversion into shares of the Company's capital stock upon certain triggering events at a discount rate of 80% to the price paid by other investors in qualified financing, subject to post-money valuation caps ranging from $30.0 million to $35.0 million.

On October 16, 2025, all outstanding SAFE agreements converted into equity shares as a result of a qualified financing event. No SAFE note balances remained outstanding as of December 31, 2025

NOTE 6 – EQUITY

Capital Structure

At inception, the Company had authorized 1,000 common shares with a par value $1.00 per share. On August 1st, 2025, the Company amended its articles of incorporation to increase the total authorized shares to 1,000,000,000 at a par value of $0.00001 per share. On August 15th, 2025, the Company amened its article of incorporation to increase the total authorized shares to 2,000,000,000 at a par value of $0.00001 per share consisting of 845,000,000 shares of common stock with voting rights and 1,155,000,000 shares of common stock without voting rights. All 845,000,000 shares of common stock with voting rights were issued and outstanding as of December 31st, 2025, and 372,711,381 shares of common stock without voting rights were issued and out as of December 31st, 2025.

Dividends: Stockholders are entitled to receive dividends when and if declared by the Board of Directors.

Regulation Crowdfunding And Regulation D Offerings

During the year ended December 31, 2025, the Company conducted a Regulation Crowdfunding ("Reg CF") offering of its Class B non-voting common stock. The Company raised gross proceeds of $672,365 representing 12,520,137 Class B non-voting common shares, with closings occurring on October 16, 2025, November 14, 2025, and December 5, 2025. Issuance costs of approximately $47,415 were incurred in connection with these closings and were recorded as a reduction of additional paid-in capital.

In addition, on December 5, 2025 the Company issued 3,240,667 Class B non-voting common shares to investors as bonus shares with no cash consideration. These shares were issued as a subscription incentive in connection with the Reg CF offering, and the fair value of the bonus shares was treated as a reduction of the net cash proceeds of the related subscriptions.

Subsequent to December 31, 2025 and through April 29, 2026, the Company raised additional gross proceeds of $1,278,642 in capital, consisting of (i) $413,642 from the issuance of 6,347,125 Class B non-voting common shares through its ongoing Regulation Crowdfunding offering, and (ii) $865,000 from the issuance of 22,200,000 Class B non-voting common shares through a Regulation D private placement to accredited investors. In addition, the Company issued 954,600 Class B non-voting common shares as bonus shares with no cash consideration in connection with the Regulation Crowdfunding offering; the fair value of the bonus shares was treated as a reduction of the net proceeds of the related cash subscriptions. Issuance costs of approximately $29,805 were incurred in connection with the Regulation Crowdfunding closings; no issuance costs were incurred in connection with the Regulation D subscriptions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 5, 2026, the date these financial statements were available to be issued.

See Regulation Crowdfunding and Regulation D Offerings disclosure in Note 6 – Equity for details of Regulation Crowdfunding and Regulation D proceeds and stock issuances that occurred subsequent to December 31st, 2025.

The Company entered into a lease commitment for office space under a six-month agreement with monthly payments of approximately $11,000. This commitment was initiated in December 2025; however, as the lease term and associated obligations commenced after year-end, this arrangement did not affect the financial statements as of December 31, 2025. The Company will recognize lease costs in accordance with applicable accounting guidance beginning in the period the lease commenced.

On December 22, 2025, the Company entered into a non-binding Letter of Intent (the "LOI") setting forth the principal terms of a proposed acquisition by the Company. of substantially all assets related to the operation of CoxPost (the "Transaction"). The LOI was initiated in December 2025; however, final due diligence and the formal process commenced in January 2026 and therefore this arrangement did not affect the financial statements as of December 31, 2025. Pursuant to the terms of the LOI, the proposed purchase price for the acquired assets is $20,000, payable in cash and subject to adjustment, structured as follows: (a) $10,000 payable at closing; (b) $5,000 to be deposited with a mutually agreeable escrow agent for a period of one month following closing, to secure performance of transition obligations; and (c) $5,000 to be deposited with a mutually agreeable escrow agent for a period of three months following closing, to secure ongoing operational continuity. As of March 2026, due diligence has been fully completed, and all assets have been transferred to the Company.

In April 2026, the Company issued promissory notes to certain officers in lieu of equity-based compensation. The notes bear interest at 5% per annum. As of April 30, 2026, the aggregate outstanding principal balance was $580,000. The Company accounts for these arrangements as compensation-related liabilities pursuant to ASC 710, Compensation — General, and ASC 405, Liabilities.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

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I've spent 25 years in this industry, and if there's one thing I've heard from

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every single entrepreneur I've ever met, whether they're just starting or even the

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ones who are doing eight figures, it's the same wish.

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They'll say, "I just wish I could clone myself." And I get it, because I

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felt that way many times myself. I was spending more than 20

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hours a week in the studio, filming content, recording courses, shooting

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ads, and no matter how hard I worked, I still couldn't keep

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up. My reach was completely capped by my time, and that's a

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frustrating place to be when you have something valuable to share in the world.

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So I decided to actually do something about it.

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I cloned myself. Now, what I mean by that is the following.

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Using AI, I replicated my brain, my image, my voice,

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and my video. What we now call the BIVV method,

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B-I-V-V. I built a clone of myself that now generates

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over 30 million impressions every single

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month. And not just my clone, but we manage the clones of

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others, and collectively, we've had over one billion

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impressions. My studio now sits empty, my schedule is

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free, and yet my reach and impact have never been

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higher in the entire 25 years that I've been doing this.

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And here's the thing. I didn't set out to build a company

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around this. In September of 2025, I mentioned my clone

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at our annual Ugentic AI summit very casually.

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No pitch, no sales page, just a passing comment about how I was going

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viral without even filming. And my phone absolutely blew up.

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People were pulling me aside, texting me, emailing me, asking,

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"How are you doing this?" So that's when we decided to test it

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properly. We ran a challenge to a warm audience in December of

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2025, and then again, a cold market challenge in January of

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2026. People who had never heard of me before, with nearly

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a million dollars in ad spend, generating over

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76,000 leads in just 60 days. It worked.

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It was incredibly profitable, even though we were marketing to

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completely cold audiences. We did more revenue in January of

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2026 alone than we did in all the prior year combined.

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And the most important thing I can tell you about all of this is that we didn't

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go out convincing the market that they needed this.

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They came to us and told us themselves.

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So that's what Ugentic AI is. We're building the world's most impactful

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AI cloning platform, specifically designed for entrepreneurs who have

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expertise, who have a message, who have real value to offer the world,

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but who are stuck in the same trap I was stuck in.

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Think about it this way. There are over 15 million entrepreneurs out there

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who genuinely have proven knowledge, but 80% of their

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daily energy, every single day, every single week,

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gets spent on marketing. Creating content, running ads, posting on social

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media. And that leaves just 20% of them for the

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actual work they built their business to do, which is serving

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their customers. This is exactly where the BIVV

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clone, your super agent, flips the script.

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Your clone now handles everything on the front end, and the real you gets to

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focus all of your energy on serving the people who need you the most.

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Now, from a market standpoint, we're sitting at the intersection of three

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categories that are all exploding at the same time.

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Digital cloning is a market growing at 34%

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annually. Marketing automation is growing at anywhere between 12% to

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15% annually. And the creator economy, which is already

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worth $204 billion, is growing at

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22% per year. This is what makes Ugentic AI

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unique, in that we are the first company to connect all three of

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these rapid-growing industries into a single platform.

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And we're not starting from scratch here.

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We already have over $500,000 in live ARR.

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We have many verticals that we're already building in, and we're

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designing and creating our own technology from the ground

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up. Now, I want to speak to you directly as an investor, because what we're

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offering here is genuinely different from anything else you're going to see in the

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Reg CF space. We're raising under regulation

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crowdfunding, and you can get started for as little as just $1,000.

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But here's what I want you to understand.

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When you invest in Ugentic AI, you're not just buying equity in a company you

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believe in. You're actually getting to use the tools to build your

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own clone at the same time. Depending on which tier you invest at,

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that means access to Ugentic IQ, our brain cloning software,

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which learns to think, write, make decisions like you.

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It means access to Image Lab, which generates professional photos of you without a

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photo shoot. It means Ugentic Studio, which puts you on camera

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without filming. And at our higher investment tiers, we will

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even have you fly into our studio here in Rockville, Maryland, and we

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will do the entire super agent clone process for you,

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completely done for you from the ground up.

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The exact same process that we've ourselves used to build the clones that

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collectively have generated over one billion impressions

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already in the last few months. So you're investing in the company and

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you're getting the system. I don't know of any other investment opportunity that

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works quite like that. Listen, at the end of the day, here's what this

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comes down to. We're on a mission to help 100,000 entrepreneurs clone themselves

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and to generate one trillion views of expert content that has the

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power to actually change the world, change people's lives.
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The technology works. We've proven it. The traction is real.
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We've proven it. The numbers speak for themselves, and the market didn't need
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convincing. They consistently come looking for us.
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So what I need now are investors who believe in this mission and want to be a part
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of building it with me. So I'd like to invite you to review the
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offering details on this page. Take a look at the investor tiers, and if this
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feels right to you, I would be honored to have you join us in this journey.
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This is Alex Agouar, founder and CEO of Ugentic AI, and I genuinely cannot
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wait to build this with you. And by the way, as I always say, when
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life pushes you, stand straight, smile, and push it the heck back.
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I look forward to having you as a partner in this great mission where we get to
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serve entrepreneurs all over the world, bring their message to the
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masses. See you soon.